AAON® INC


fearless.

2005 Annual Report

boundless.



When dark clouds mass on the horizon, one question demands an answer: Will you descend to a safe place and wait out the storm … or will you meet the turbulence head on, setting your trim to surmount it? Where others have taken shelter, AAON has chosen to move forward, rising above and beyond every challenge … leading the way into an open, endless expanse of possibilities.



AAON, INC. ENGINEERS, MANUFACTURES AND MARKETS COMMERCIAL AIR CONDITIONING PRODUCTS INCLUDING HEATING, VENTILATING, HEAT RECOVERY AND HEAT TRANSFER COILS.

AAON® The company's product offering includes single unit systems containing heating, cooling and heat recovery components in a self-contained cabinet; chillers and condensing units consisting of heat exchangers, fans and compressors; air handling units consisting of coils, blowers and filters; and coils consisting of a sheet metal casing with tubes and fins.

AAON sells to a wide range of customers through sales representatives, as well as to many national accounts, such as Wal-Mart stores, Dillard's and Wendy's. Approximately 55% of the company's sales come from new construction; the remaining from renovations and replacements. AAON has about a 13% share of the commercial rooftop market and a 1% share of the coil market.

Headquartered in Tulsa, Oklahoma, AAON was founded in 1988. The company owns AAON Coil Products, Inc., a Longview, Texas-based manufacturer of coils, air handlers and condensing units. In Spring of 2004, AAON acquired Air Wise, Inc., of Mississauga, Ontario, a company that engineers, manufactures and sells custom air-handling units, makeup air units and packaged rooftop units for commercial and industrial buildings.

ROOFTOP UNITS


RM Packaged Rooftop Units & Air Handlers


RN Packaged Rooftop Units & Air Handlers


RL Packaged Rooftop Units & Air Handlers


HA Horizontal Discharge Cooling Units


HB 2 to 5 Ton Packaged Units

AIR HANDLERS


H2 Horizontal Indoor Air Handlers


V2 Vertical Indoor Air Handlers


M2 Air Handler


MN Custom Direct Fired Make Up Air Unit


NJ/TBA Custom Air Handler and Indirect Fired Make-Up Air Unit

CONDENSING UNITS


CA Condensing Units


CB Condensing Units


CL Condensing Units

CHILLERS


LL Chillers

COILS


Coils Booster Coils, Hot Water, Chilled Water & DX Coils

financial highlights

Income Data ($000)		2005	2004	2003	2002	2001
Net Sales		$ 185,195	$ 171,885	$ 147,890	$ 154,141	$ 156,485
Gross Profit		35,291	26,864	35,885	37,549	38,667
Operating Income		17,814	11,650	20,976	22,478	22,781
Interest Expense		16	38	21	95	892
Interest Income		67	183	346	214	-
Depreciation		8,503	5,732	5,435	4,915	4,380
Pre-Tax Income		18,332	12,379	21,853	23,110	22,486
Net Income		11,462	7,521	14,227	14,611	14,156
Earnings Per Share (Basic)	1	0.93	0.60	1.12	1.11	1.09
(Diluted)	1	0.90	0.58	1.07	1.06	1.04

Balance Sheet ($000)		2005	2004	2003	2002	2001
Working Capital		$ 33,372	$ 27,939	$ 35,369	$ 21,149	$ 19,888
Current Assets		62,950	55,998	64,635	46,482	42,273
Net Fixed Assets		50,581	49,229	37,450	35,231	34,022
Accumulated Depreciation		45,062	37,017	31,285	27,114	22,273
Cash & Cash Investment		1,837	3,994	16,186	15,071	1,123
Total Assets		113,606	105,227	102,085	91,713	76,295
Current Liabilities	2	29,578	28,059	29,266	25,333	22,385
Long-Term Debt	2	59	167	-	-	985
Stockholders' Equity		79,495	71,171	67,428	62,310	50,041
Stockholders' Equity per Diluted Share	3	6.23	5.51	5.09	4.53	3.67

Funds Flow Data ($000)		2005	2004	2003	2002	2001
Operations		$ 11,966	$ 16,159	$ 16,469	$ 21,931	$ 23,879
Investments		8,189	(11,741)	(7,626)	(16,118)	(8,817)
Financing		(4,200)	(9,857)	(7,728)	(1,865)	(13,956)
Net Increase (Decrease) in Cash		(157)	(5,192)	1,115	3,948	1,106

Ratio Analysis		2005	2004	2003	2002	2001
Return on Average Equity		16.8%	10.9%	21.9%	26.0%	32.5%
Return on Average Assets		10.1%	7.3%	14.7%	17.4%	18.5%
Pre-Tax Income on Sales		9.9%	7.2%	14.8%	15.0%	14.4%
Net Income on Sales		6.2%	4.4%	9.6%	9.5%	9.0%
Total Liabilities to Equity		0.4	0.5	0.5	0.5	0.5
Quick Ratio	4	1.2	1.1	1.3	1.5	1.1
Current Ratio	2	2.1	2.0	2.2	1.8	1.9
Year-End Price Earnings Ratio		20	28	18	17	16

SALES
In $ Millions

2005	185.2
2004	171.9
2003	147.9

BACKLOG
In $ Millions as of the end of December

2005	54.8
2004	49.4
2003	41.9

STOCK PRICE
As of the end of December

2005	$17.88
2004	$16.07
2003	$19.41

1 = Reflects 3-for-2 stock splits in September 2001 and June 2002.
2 = Reflects reclassification of revolving loan from long-term debt to current liabilities for the years 2001 and 2002.
3 = Actual dollars and diluted number of shares for all years reflect both 3-for-2 stock splits.
4 = Cash, cash investments + receivables / current liabilities



DEAR SHAREHOLDER,

We were able to attain record sales levels this past year and experienced a recovery in net income growth; however, it is important to note a number of factors that had a profound impact on our overall profitability. Raw material prices continued to rise, which affected our cost of manufacturing. During 2004, the price of galvanized steel more than doubled by the third quarter from the previous year while the price moderated during the fourth quarter. The prices of both copper and steel continued to rise during 2005, climbing 28% and 13%, respectively.

rising to any challenge.

Our costs relating to Sarbanes-Oxley compliance, involving management's time and effort as well as external costs, gained over the previous year. Also, higher than normal repair expense of $594,000 was incurred in the fourth quarter to moderate sheet metal machine down time, now and in the future. Finally, while AAON Canada did exhibit satisfactory top-line growth, particularly in the last half of the year, its profitability was restricted by a number of factors. For the full year 2005 this subsidiary lost $1.8 million.

Total industry volume in unitary products over five tons rose 7.1% to $1.36 billion from $1.27 billion, aided by continuing gains in new office and manufacturing plant construction which increased on an industry-wide basis 8.9% and 11.3%, respectively. The educational, healthcare and other markets performed well, while the retail sector witnessed a modestly improved performance. Benefiting from strong demand for our larger tonnage units (over 30 tons), the Company



Though copper and steel prices continued to advance through much of 2005, we were able to offset the increase somewhat through higher volume and increased efficiencies.

achieved a 7.7% increase in sales to $185.2 million from $171.9 million. Gross profit widened as a result of higher volume and improved efficiencies, rising 31.2% to $35.3 million from $26.9 million. SG&A expenses as a percentage of sales increased to 9.4% or $17.5 million from 8.8% or $15.2 million. Despite that increase, operating income climbed 52.1% to $17.8 million or 9.6% of sales from $11.7 million or 6.8% of sales. Net income advanced similarly to $11.5 million or $0.90 per share from $7.5 million or $0.58 per share. Earnings per share calculations are based upon 12.8 million fully diluted shares outstanding in 2005 and 12.9 million shares in 2004.

STRONG FINANCIAL CONDITION

We completed 2005 in solid financial condition. At December 31, 2005, total current assets were $63.0 million with a current ratio of 2.1:1. We had minimal long-term debt and our cash equivalents (including certificates of deposit) were $1.8 million. We maintained this liquid position despite $10 million of capital expenditures and the continuation of our stock repurchase program initiated in October 2002. During 2005, the Company purchased 182,900 shares at a cost of $3.2 million. Since inception of the current program authorizing the purchase of up to 1.3 million shares or approximately 10% of the shares outstanding, AAON has spent $22 million and purchased 1,257,864 shares. On February 14, 2006, the stock repurchase program was suspended. Total shareholders' equity improved to $79.5 million (up 11.7%), equal to $6.23 per share (up 13.1%) at December 31, 2005, compared to $71.2 million or $5.51 per share a year earlier. In 2005, our return on average shareholders' equity was 16.3%, up from 10.9% in 2004. Our order backlog at March 31, 2006 was $47.6 million.





To comply with the Sarbanes-Oxley Act, we have invested $1.4 million in new personnel and new documenting, testing and reporting procedures. These costs should moderate in 2006.



CAPITAL EXPENDITURES

Over the past five years we have spent approximately $50 million on capital improvements to satisfy the anticipated demand for our new and existing products. In 2004 we had record expenditures of $17 million with approximately $13 million toward increasing our physical and machinery capacity at both our Tulsa, Oklahoma and Longview, Texas facilities. In the past year we spent $10 million on capital improvements with more than 80% going toward new manufacturing equipment and the refurbishing of old machinery. In the expectation of accelerated demand for both our existing product line and a number of recently introduced products, our

by innovating

capital expenditure budget for 2006 is estimated at $12-14 million. We intend to increase our sheet metal fabricating capacity and our coil manufacturing capacity. By the end of 2006 our combined manufacturing capacities in Tulsa and Longview will accommodate annual volume in the area of $300-350 million while our plant capacities should reach $700-800 million when we include space presently leased out. We expect to have plant and equipment capacities of $45 million and $20 million, respectively, in our Canadian facility.

We have taken significant steps to position the Company as one of the most innovative in the industry. During the past three years we have spent $3.6 million on research, development and R&D engineering. Our product line is now recognized as one of the most technologically innovative within the industry.



ENVIRONMENTALLY FRIENDLY REFRIGERANT AAON 410A

We retooled our manufacturing facilities well in advance of EPA deadlines, making AAON the first in the industry to offer environmentally friendly R-410A refrigerant on our entire product line.

CHANGE IS IN THE AIR

Sensing the opportunity to position AAON as industry leader in certain product categories, the Company initiated changes to its existing product line introducing both new products as well as making a number of technological alterations to its existing product line.

The introduction of double wall composite foam panels for the cabinets for many of our products has enabled the Company to take the industry lead in this manufacturing process. The traditional method of manufacturing the walls of the cabinet is to install fiberglass between two pieces of steel. Since the cabinet is usually placed in an outdoor area, and subject to the elements, there often is a significant loss of heating or cooling efficiency. The use of foam rather than fiberglass has allowed us to produce a product which is lighter, more cost efficient and, importantly, a better insulator; hence, the "R" value of the cabinet is significantly improved. Approximately one-third of our product line is now manufactured with foam-insulated cabinets.

Our RN product line (26 to 70 tons), which constitutes approximately 25% of our total dollar shipments, now is manufactured using our recently introduced direct drive blower assemblies. These assemblies operate without drive belts, hence no adjustment or replacement of fan belts is necessary. Furthermore, this product operates with our new airfoil backward inclined fan which creates higher efficiency than the traditional fan design. Approximately 30% of our product line uses the new direct drive blower assemblies.

The Company continues to introduce innovative new products which allows AAON to pursue additional HVAC market segments. For example, the Company recently released a mass produced, packaged mechanical equipment room consisting of a water chiller, boiler and with the pumping equipment offered as an added option. Prior to its introduction, this type of packaged system was available only in the custom built market. We estimate this segment of the commercial market to be about $800 million annually. In addition, the introduction of packaged water chillers gives the Company further access to the air handler market, a $1.4 billion segment of the commercial market.

Our CB series, a split system air-conditioning and heating unit with capacity of 2-5 tons, aimed at the new and replacement residential and commercial markets, is now ready for distribution after numerous delays regarding computer software. This system will use the "green" refrigerant R-410A and operate with an energy efficiency of 13 SEER. The Company will distribute this product through its manufacturers' representative network for sale to local contractors. The approved contractor will place the order through AAON's website and direct delivery will be made to the contractor. We estimate the available market for the product and distribution method to be in the vicinity of $2.4 billion.

REGULATORY MANDATES MEAN CHANGES

Due to recent government mandates, changes within our industry have occurred with greater frequency. The Sarbanes-Oxley Act of 2002 requires evaluation and testing of financial reporting and accounting controls for public corporations. Over the past two years, in order to conform with the requirements of the Act, we have added personnel as well as documenting, testing and reporting procedures, at a cost of approximately $1.4 million. We expect to witness some moderation of these costs in the current year.



AAON maintains a leading edge in the industry with engineering advances such as double wall composite foam panels, direct drive blower assemblies and innovative solutions to humidity control.

The regulatory posture regarding both environment and energy conservation will cause multi-faceted changes within the industry that should have a long-term effect not only on our product line but also in the way we conduct our business.

Effective January 2006, the Department of Energy (DOE) and the Environmental Protection Agency (EPA) have prescribed that all equipment under six tons of cooling capacity must have a Seasonal Energy Efficiency Ratio (SEER) of 13. Our CB, HB and RM product lines (2-5 ton cooling capacity) were completely redesigned and equipped with larger heat transfer surfaces and with higher efficiency compressors. These product lines now operate with a SEER of 13 or better.

Effective in 2010, the EPA has mandated that all manufactured HVAC equipment must use refrigerants that do not contain chlorine, thereby reducing the effect of ozone depletion in the atmosphere. The year 1999 has been established as a benchmark year for the production of R22, the traditionally used refrigerant for the HVAC industry. Reductions in the production of R22 of 35% were mandated as of January 1, 2004 and January 1, 2010, respectively, with complete elimination of production on January 1, 2020.

In 2004, significantly in advance of the required deadline, AAON became the first manufacturer to make newer, environmentally friendly R-410A refrigerant available on its entire line of products. Currently, approximately 25% of our product line operates with R-410A.

AAON CANADA – PROGRESS THROUGH CHANGE

The May 2004 acquisition of Air Wise based in Ontario, Canada, allowed AAON to enter the custom and high end of the semi-custom rooftop and air handling markets. For the partial year 2004, AAON Canada had sales of \$3.3 million with an operating loss of \$900,000. The integration of this acquisition has taken longer and has proven more costly than originally planned due to a number of factors. While we witnessed excellent revenue growth in 2005 to \$11.2 million, a number of orders were delivered at price levels quoted prior to certain price increases. In addition, in order to accommodate the higher volume, we accelerated new hirings which resulted in a significant amount of training and overtime costs. Furthermore, we found that our internal purchasing methods were not aligned with our estimating and billing process. The net result was an operating loss of \$1.8 million. We have taken

Progress at mach speeds

AUGUST AAON, an Oklahoma corporation, was founded.

SPRING AAON purchased, renovated and moved into a 184,000 square foot plant in Tulsa, Oklahoma.

Introduced a new product line of rooftop heating and air conditioning units 2-140 tons.

DECEMBER Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchased coil making assets of Coils Plus.

SEPTEMBER One-for-four reverse stock split. Retired \$1,927,000 of subordinated debt.

NOVEMBER Listed on the NASDAQ National Market System.

JANUARY Introduced a desiccant heat recovery wheel option available on all AAON rooftop units.

SEPTEMBER Completed expansion of the Tulsa facility to 332,000 square feet.

1988 1989 1990 / 1991 / 1992 / 1993 / 1994 / 1995 / 1996

SEPTEMBER Purchase of [illegible]

SUMMER Became a publicly traded company [illegible]

DECEMBER [illegible] NASDAQ [illegible]

SPRING AAON Coil Products purchased, renovated and moved [illegible] square foot [illegible] Longview, Texas.

MARCH Purchase of property with 26,000 square foot [illegible] AAON Coil Products [illegible] Longview, Texas [illegible] important steps to correct these problems, the most important being the installation of certain software systems, which enables the Company to analyze the costs and material content of its backlog. The end result will be more realistic pricing. Revenue growth in 2006 will be gradual and selective and we estimate total revenue in the range of $14 to $15 million. We believe this subsidiary will operate at breakeven or with a modest profit.

SALES REPRESENTATIVES' PERFORMANCE

Our sales representatives' network with 110 offices in all 50 states and 10 provinces of Canada performed extremely well during 2005, and posted record results. The representative network produced a sales gain of 9.3% to $157.3 million or 85% of total corporate sales. In 2004 representative sales were $146.3 million or 82% of total corporate sales. Our aggressive posture regarding new product introductions for additional HVAC market segments will allow our manufacturers' representatives entrance into new markets producing significant incremental sales. In addition, our CB series of products aimed specifically at the residential market is now ready for marketing. The Company will distribute the CB series exclusively through its manufacturers' representatives, which will add to the network's sales. Furthermore, AAON Canada's custom and semi-custom manufacturing expertise will allow many of our representatives to pursue this segment of the rooftop and air handling markets, which were not available to them prior to the acquisition.

I believe that the capital and effort we expended over the past five years to redesign our basic product line and introduce new products, as well as to enlarge our physical and machinery capacity, should enable the Company to continue to show further progress this year. I am confident the Company can achieve and maintain annual sales growth rates of at least 12-15% over the next five years. We believe the manufacturers' representative network will continue to provide a major contribution to AAON's future growth.

EMPLOYEES

We have always regarded our employees as one of our most important assets. We believe that well-motivated, satisfied employees whose focus is on meeting performance goals produce superior results over the long term. Our emphasis on employee retention and motivation has led us to create a variety of programs to enhance the skills of our core personnel.

DECEMBER
Purchased 40 acres with 457,000 square foot plant and 22,000 square foot office space located across from Tulsa facility.

APRIL
AAON received U.S. patent for Blower Housing assembly.

OCTOBER
U.S. patent granted to AAON for air conditioner with energy recovery heat wheel.

NOVEMBER
AAON yearly shipments exceed $100 million. Received U.S. patent for [illegible]

SPRING
Completed Tulsa, Oklahoma, and Longview, Texas, plant additions yielding a total exceeding 1 million square feet.

FALL
Expanded rooftop product line to 230 tons. Introduced evaporative condensing energy savings feature. 3-for-2 stock split.

JUNE
3-for-2 stock split.

JULY
AAON added as a member of the Russell 2000 Index.

FALL
Industry introduction of the modular air handler and chiller products.

OCTOBER
AAON listed in *FORBES Magazine's* "Hot Shots 200 Up & Comers"

MAY
Purchase of the assets of Air Wise, of Mississauga, Ontario, Canada

JULY
Started production of polyurethane foam-filled double-wall construction panels for rooftop and chiller products using newly purchased manufacturing equipment.

NOVEMBER
Introduction of light commercial/residential 2 to 5 ton condensing units and rooftop heating and cooling units

AUGUST
AAON received U.S. Patent for Plenum Fan Banding

1997 1998 1999 2000 2001 2002 2003 2004 2005

One of the largest motivating factors has come through our retirement plan which provides a match in company stock. Employees with one year of service are now able to sell the Company stock in their accounts, but as of December 31, 2005, less than 10% of such stock had been redirected into other investments and the plan held more than 4% of the Company's outstanding stock. While all purchases of Company stock are made in the open market, all sales are made directly to the Company at the closing price for the day. We have also implemented an automatic enrollment and increase system utilizing specified investments within the retirement program which has increased plan participation to more than 90% with the highest savings rate ever. By helping people plan for their future in the easiest manner possible, we believe that we reduce their concerns and help them to focus upon their daily tasks.

An additional incentive connecting the Company's financial performance to employee compensation has been through the distribution of stock options to a broad number of qualified personnel. Both the retirement and stock option programs are tied to vesting periods which reduces the focus upon short-term performance and enhances the retention of personnel. We have also provided a quarterly bonus equal to 10% of the Company's pre-tax earnings paid equally to all eligible employees. Lastly, we have begun implementing variable compensation systems which rapidly and directly tie compensation to the attainment of specified goals and efficiencies. The result of all of these programs is to concentrate employee focus on the performance of the Company.

To assist in the attainment of performance objectives, we provide training at our facilities in a wide variety of industry-specific subjects. All personnel have access to these training programs and can use them to refresh their skills or to prepare for advancement. We also encourage the pursuit of broader skills through training at external educational facilities via a generous tuition reimbursement program. These efforts are all focused upon our goal of improving efficiencies and productivity which will ultimately benefit our shareholders through increased profitability.

OUTLOOK

On February 14 of this year, the Board of Directors voted to initiate a semi-annual cash dividend of $0.20 per share payable on July 3, 2006, to the holders of record on June 12, 2006. We believe this cash dividend policy is a clear and strong affirmation of the confidence we have in AAON's growth in the future.

The Company has made extraordinary progress over the past five years while satisfying the demands of our customers and government regulators. This could not have been accomplished without the support and cooperation of our customers, sales representatives and shareholders, as well as the total loyalty of our outstanding employees, all of whose names appear at the end of this report. The Board of Directors and I want to thank all of you for your past and continuing confidence and commitment.

Sincerely,

Norman H. Asbjornson
President and CEO
April 24, 2006



Product introductions such as our LL Chiller provide access to new markets. This pre-packaged system presents a cost-effective alternative to custom-built mechanical rooms in a commercial segment worth $800 million.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[✓] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 0-18953

AAON, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	87-0448736 (IRS Employer Identification No.)
2425 South Yukon, Tulsa, Oklahoma (Address of principal executive offices)	74107 (Zip Code)

Registrant's telephone number, including area code: (918) 583-2266

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.004
(Title of Class)
Rights to Purchase Series A Preferred Stock
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ❑ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ❑ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ❑ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ❑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). ☑ Yes ❑ No

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act. ❑ Yes ☑ No

The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of registrant's common stock on the last business day of registrant's most recently completed second quarter (June 30, 2005) was $168,234,000.

As of February 28, 2006, registrant had outstanding a total of 12,273,037 shares of its $.004 par value Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of registrant's definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held May 31, 2006, are incorporated into Part III.

TABLE OF CONTENTS

PART I

Item 1. Business.

General Development and Description of Business

AAON, Inc., a Nevada corporation, was incorporated on August 18, 1987.

The Company (including its subsidiaries) is engaged in the manufacture and sale of air-conditioning and heating equipment consisting of standardized and custom rooftop units, chillers, air-handling units, make-up air units, heat recovery units, condensing units and coils.

Products and Markets

The Company's products serve the commercial and industrial new construction and replacement markets. To date virtually all of the Company's sales have been to the domestic market, with foreign sales accounting for less than 4% of its sales in 2005.

The rooftop and condenser markets consist of units installed on commercial or industrial structures of generally less than 10 stories in height. Air-handling units, chillers and coils are applicable to all sizes of commercial and industrial buildings.

The size of these markets is determined primarily by the number of commercial and industrial building completions. The replacement market consists of products installed to replace existing units/components that are worn or damaged. Historically, approximately half of the industry's market has consisted of replacement units.

The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of 6-18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, the Company emphasizes the replacement market.

Based on its 2005 level of sales of approximately $185 million, the Company estimates that it has a 13% share of the rooftop market and a 1% share of the coil market. Approximately 55% of the Company's sales now come from new construction and 45% from renovation/replacements. The percentage of sales for new construction vs. replacement to particular customers is related to the customer's stage of development.

The Company purchases certain components, fabricates sheet metal and tubing and then assembles and tests its finished products. The Company's primary finished products consist of a single unit system containing heating, cooling and/or heat recovery components in a self-contained cabinet, referred to in the industry as "unitary" products. The Company's other finished products are coils consisting of a sheet metal casing with tubing and fins contained therein, air-handling units consisting of coils, blowers and filters, condensing units consisting of coils, fans and compressors, which, with the addition of a refrigerant-to-water heat exchanger, become chillers, and make-up air units and heat recovery units.

With regard to its standardized products, the Company currently has five groups of rooftop units: its HB Series consisting of four cooling sizes ranging from two to five tons; its RM and RN Series offered in 21 cooling sizes ranging from two to 70 tons; its RL Series, which is offered in 15 cooling sizes ranging from 40 to 230 tons; and its HA Series, which is a horizontal discharge package for either rooftop or ground installation, offered in eight sizes ranging from seven and one-half to 50 tons. The Company also produces customized rooftop products with direct (MN Series) and indirect (TBA Series) heating in sizes as required.

The Company manufactures a Model LL chiller, which is available in both air-cooled condensing and evaporative cooled configurations.

The Company's air-handling units consist of the H/V Series, the modular (M2) Series and a customized NJ Series.

The Company's condensing units consist of the CA, CB and CL series configurations.

The Company's heat recovery option applicable to its RM, RN and RL units, as well as its M2 and NJ Series air handlers, respond to the U.S. Clean Air Act mandate to increase fresh air in commercial structures. The Company's products are designed to compete on the higher quality end of standardized products.

Performance characteristics of its products range in cooling capacity from 28,000-4,320,000 BTU's and in heating capacity from 69,000-3,990,000 BTU's. All of the Company's products meet the Department of Energy's efficiency standards, which define the maximum amount of energy to be used in producing a given amount of cooling.

A typical commercial building installation requires a ton of air-conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air-conditioning, which can involve multiple units.

The Company has developed and is beginning to market a residential condensing unit (CB Series).

Major Customers

The Company's largest customer last year was Wal-Mart Stores, Inc., which accounted for less than 10% of total sales. Sales to Wal-Mart were 14% and 18% of total sales in 2004 and 2003, respectively. The Company has no written contract with this customer.

In order to diversify its customer base, the Company has added to and/or upgraded its sales representation in various markets.

Sources and Availability of Raw Materials

The most important materials purchased by the Company are steel, copper and aluminum, which are obtained from domestic suppliers. The Company also purchases from other domestic manufacturers certain components, including compressors, electric motors and electrical controls used in its products. The Company endeavors to obtain the lowest possible cost in its purchases of raw materials and components, consistent with meeting specified quality standards. The Company is not dependent upon any one source for its raw materials or the major components of its manufactured products. By having multiple suppliers, the Company believes that it will have adequate sources of supplies to meet its manufacturing requirements for the foreseeable future.

The Company attempts to limit the impact of increases in raw materials and purchased component prices on its profit margins by negotiating with each of its major suppliers on a term basis from six months to one year. However, in 2005 and 2004 cost increases in basic commodities, such as steel, copper and aluminum, severely impacted profit margins.

Distribution

The Company employs a sales staff of 12 individuals and utilizes approximately 87 independent manufacturer representatives' organizations having 104 offices to market its products in the United States and Canada. The Company also has one international sales organization, which utilizes 12 distributors in other countries. Sales are made directly to the contractor or end user, with shipments being made from the Company's Tulsa, Oklahoma, Longview, Texas, and Burlington, Ontario, Canada plants to the job site. Billings are to the contractor or end user, with a commission paid directly to the manufacturer representative.

The Company's products and sales strategy focus on "niche" markets. The targeted markets for its equipment are customers seeking products of better quality than offered, and/or options not offered, by standardized manufacturers.

To support and service its customers and the ultimate consumer, the Company provides parts availability through eight independent parts distributors and has factory service organizations at each of its plants. Also, a number of the manufacturer representatives utilized by the Company have their own service organizations, which, together with the Company, provide the necessary warranty work and/or normal service to customers.

The Company's warranty on its products is: for parts only, the earlier of one year from the date of first use or 14 months from date of shipment; compressors (if applicable), an additional four years; on gas-fired heat exchangers (if applicable), 15 years; and on stainless steel heat exchangers (if applicable), 25 years.

Research and Development

All R&D activities of the Company are company-sponsored, rather than customer-sponsored. R&D has involved the HB, RM, RN, RL, NJ, TBA and MN (rooftop units), LL (chillers) and CB (condensing units), as well as component evaluation and refinement, development of control systems and new product development. The Company incurred research and development expenses of $1,681,000 in 2005, $1,072,000 in 2004 and $837,000 in 2003.

Backlog

The Company had a current backlog as of March 1, 2006, of $48,597,000, compared to $33,184,000 at March 1, 2005. The current backlog consists of orders considered by management to be firm and substantially all of which will be filled by August 1, 2006; however, the orders are subject to cancellation by the customers.

Working Capital Practices

Working capital practices in the industry center on inventories and accounts receivable. The Company regularly reviews its working capital with a view to maintaining the lowest level consistent with requirements of anticipated levels of operation. Its greatest needs arise during the months of July-November, the peak season for inventory (primarily purchased material) and accounts receivable. The Company's working capital requirements are generally met by cash flow from operations and a bank revolving credit facility, which currently permits borrowings up to $15,150,000. The Company believes that it will have sufficient funds available to meet its working capital needs for the foreseeable future. The Company expects to renew its revolving credit agreement in July 2006.

Seasonality

Sales of the Company's products are moderately seasonal with the peak period being July-November of each year.

Competition

In the standardized market, the Company competes primarily with Trane Company, a division of American Standard, Inc., Carrier Corporation, a subsidiary of United Technologies Corporation, Lennox International, Inc., and York, a division of Johnson Controls. All of these competitors are substantially larger and have greater resources than the Company. In the custom market, the Company competes with many larger and smaller manufacturers. The Company competes on the basis of total value, quality, function, serviceability, efficiency, availability of product, product line recognition and acceptability of sales outlet. However, in new construction where the contractor is the purchasing decision maker, the Company often is at a competitive disadvantage on sales of its products because of the emphasis placed on initial cost; whereas, in the replacement market and other owner-controlled purchases, the Company has a better chance of getting the business since quality and long-term cost are generally taken into account.

Employees

As of March 1, 2006, the Company had 1,335 employees and 78 temporaries, none of whom is represented by unions. Management considers its relations with its employees to be good.

Patents, Trademarks, Licenses and Concessions

The Company does not consider any patents, trademarks, licenses or concessions held by it to be material to its business operations, other than patents issued regarding its heat recovery wheel option, blower, gas-fired heat exchanger and evaporative condenser desuperheater.

Environmental Matters

Laws concerning the environment that affect or could affect the Company's domestic operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, regulations promulgated under these Acts, and any other federal, state or local laws or regulations governing environmental matters. The Company believes that it presently complies with these laws and that future compliance will not materially adversely affect the Company's earnings or competitive position.

Available Information

The Company's Internet web site address is http://www.aaon.com. Its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 will be available through the Company's Internet web site as soon as reasonably practical after the Company electronically files such material with, or furnishes it to, the SEC.

Item 1A. Risk Factors.

The following risks and uncertainties may affect the Company's performance and results of operations.

Our business can be hurt by an economic downturn.

Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. A decline in economic activity in the United States could materially affect our financial condition and results of operations. Sales in the commercial and industrial new construction markets correlate closely to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates and other macroeconomic factors over which we have no control. In the HVAC business, a decline in economic activity as a result of these cyclical or other factors typically results in a decline in new construction and replacement purchases, which would result in a decrease in our sales volume and profitability.

We may be adversely affected by problems in the availability, or increases in the prices, of raw materials and components.

Problems in the availability, or increases in the prices, of raw materials or components could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties, as well as raw materials such as steel, copper and aluminum. We enter into contracts on terms from six months to one year for raw materials and components at fixed prices. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit.

We may not be able to successfully develop and market new products.

Our future success will depend upon our continued investment in research and new product development and our ability to continue to realize new technological advances in the HVAC industry. Our inability to continue to successfully develop and market new products or our inability to achieve technological advances on a pace consistent with that of our competitors could lead to a material adverse effect on our business and results of operations.

We may incur material costs as a result of warranty and product liability claims that would negatively affect our profitability.

The development, manufacture, sale and use of our products involve a risk of warranty and product liability claims. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance.

We may not be able to compete favorably in the highly competitive HVAC business.

Competition in our various markets could cause us to reduce our prices or lose market share, or could negatively affect our cash flow, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service and price, with the relative importance of these factors varying among our product line. Other factors that affect competition in the HVAC market include the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. Moreover, new product introductions are an important factor in the market categories in which our products compete. Several of our competitors have greater financial and other resources than we have, allowing them to invest in more extensive research and development. We may not be able to compete successfully against current and future competition and current and future competitive pressures faced by us may materially adversely affect our business and results of operations.

The loss of Norman H. Asbjornson could impair the growth of our business.

Norman H. Asbjornson, the founder of AAON, Inc., has served as the President and Chief Executive Officer of the Company from inception to date. He has provided the leadership and vision for our growth. Although important responsibilities and functions have been delegated to other highly experienced and capable management personnel, our products are technologically advanced and well positioned for sales into the future and we carry key man insurance on Mr. Asbjornson, his death, disability or retirement, could impair the growth of our business. We do not have an employment agreement with Mr. Asbjornson.

Our stockholder rights plan and some provisions in our bylaws and Nevada law could delay or prevent a change in control.

Our stockholder rights plan and some provisions in our bylaws and Nevada law could delay or prevent a change in control, which could adversely affect the price of our common stock.

AAON's business is subject to the risks of interruptions by problems such as computer viruses.

Despite our company's implementation of network security measures, its services are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with its computer systems. Any such event could have a material adverse affect on our business.

Exposure to environmental liabilities could adversely affect our results of operations.

Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and changing federal, state and local laws and regulations designed to protect the environment in the United States and in other parts of the world. These laws and regulations could impose liability for remediation costs and result in civil or criminal penalties in case of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The plant and office facilities in Tulsa, Oklahoma, consist of a 337,000 square foot building (322,000 sq. ft. of manufacturing/warehouse space and 15,000 sq. ft. of office space) located on a 12-acre tract of land at 2425 South Yukon Avenue (the "original facility"), and a 563,000 square foot manufacturing/warehouse building and a 22,000 square foot office building (the "expansion facility") located on a 40-acre tract of land across the street from the original facility (2440 South Yukon Avenue). Both plants are of sheet metal construction.

The original facility's manufacturing area is in a heavy industrial type building, with total coverage by bridge cranes, containing manufacturing equipment designed for sheet metal fabrication and metal stamping. The manufacturing equipment contained in the original facility consists primarily of automated sheet metal fabrication equipment, supplemented by presses, press breaks and NC punching equipment. Assembly lines consist of four cart-type conveyor lines with variable line speed adjustment, three of which are motor driven. Subassembly areas and production line manning are based upon line speed. The manufacturing facility is 1,140 feet in length and varies in width from 390 feet to 220 feet. Production at this facility averaged approximately $13.9 million per month in 2005, which is 89% of the estimated capacity of the plant. Management deems this plant to be nearly ideal for the type of rooftop products being manufactured by the Company.

The expansion facility is 39% (228,000 sq. ft.) utilized by the Company and 61% leased to a third party. The Company uses 22,000 sq. ft. for office space, 20,000 sq. ft. for warehouse space and 80,000 sq. ft. for two production lines; an additional 106,000 square feet is utilized for sheet metal fabrication. The remaining 357,000 sq. ft. (presently leased) will afford the Company additional plant space for long-term growth.

The Company's operations in Longview, Texas, are conducted in a plant/office building at 203-207 Gum Springs Road, containing 258,000 sq. ft. on 14 acres. The manufacturing area (approximately 251,000 sq. ft.) is located in three 120-foot wide sheet metal buildings connected by an adjoining structure. The facility is built for light industrial manufacturing. An additional, contiguous 15 acres were purchased in 2004 and 2005 for future expansion.

The Company's operations in Burlington, Ontario, Canada, are located at 279 Sumach Drive, consisting of an 82,000 sq. ft. office/manufacturing facility on a 5.6 acre tract of land.

Item 3. Legal Proceedings.

The Company is not a party to any pending legal proceeding which management believes is likely to result in a material liability and no such action is contemplated by or, to the best of its knowledge, has been threatened against the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of security holders, through solicitation of proxies or otherwise, during the period from October 1, 2005, through December 31, 2005.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's Common Stock is traded on the NASDAQ National Market under the symbol "AAON". The range of closing prices for the Company's Common Stock during the last two years, as reported by National Association of Securities Dealers, Inc., was as follows:

Quarter Ended	***High***	***Low***
March 31, 2004	$22.40	$18.00
June 30, 2004	$21.24	$18.78
September 30, 2004	$19.54	$15.52
December 31, 2004	$18.20	$14.16
March 31, 2005	$16.46	$13.91
June 30, 2005	$18.99	$16.15
September 30, 2005	$19.33	$16.28
December 31, 2005	$18.46	$16.22

On February 28, 2006, there were 1,026 holders of record, and 2,507 beneficial owners, of the Company's Common Stock.

Although the Company has paid no cash dividends from inception to date, on February 14, 2006, the Board of Directors voted to initiate a semi-annual cash dividend of $0.20 per share to the holders of the outstanding Common Stock of the Company as of the close of business on June 12, 2006, the record date, payable on July 3, 2006.

Following repurchases of approximately 12% of its outstanding Common Stock between September 1999 and September 2001, the Company announced and began its current stock repurchase program on October 17, 2002, targeting repurchases of up to an additional 10% (1,325,000 shares) of its outstanding stock. Through December 31, 2005, the Company had repurchased a total of 1,257,864 shares under the current program for an aggregate price of $22,034,568, or an average of $17.52 per share. On February 14, 2006, the Board of Directors approved the suspension of the Company's repurchase program.

Repurchases during the fourth quarter of 2005 were as follows:

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid Per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 October 1-31, 2005	–	–	–	101,136
Month #2 November 1-30, 2005	16,800	$17.24	16,800	84,336
Month #3 December 1-31, 2005	17,200	$18.49	17,200	67,136
Total	34,000	$17.87	34,000	

Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with the financial statements and related notes thereto for the periods indicated, which are included elsewhere in this report.

Results of Operations:	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Net sales	$185,195	$171,885	$147,890	$154,141	$ 156,485
Net income	$ 11,462	$ 7,521	$ 14,227	$ 14,611	$ 14,156
Basic earnings per share	$ 0.93	$ 0.60	$ 1.12	$ 1.11	$ 1.09
Diluted earnings per share	$ 0.90	$ 0.58	$ 1.07	$ 1.06	$ 1.04
Weighted average shares outstanding:					
Basic	12,340	12,435	12,685	13,158	12,992
Diluted	12,750	12,923	13,251	13,740	13,641

Balance Sheet Data:	December 31,				
	2005	2004	2003	2002	2001
	(in thousands)				
Total assets	$113,606	$105,227	$102,085	$ 91,713	$ 76,295
Long-term debt	$ 59	$ 167	–	–	$ 985
Stockholders' equity	$ 79,495	$ 71,171	$ 67,428	$ 62,310	$ 50,041

Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per common share were determined on the assumed exercise of dilutive options, as determined by applying the treasury stock method. Effective September 28, 2001 and June 4, 2002, the Company completed three-for-two stock splits. The shares outstanding and earnings per share disclosures have been restated to reflect the stock splits.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

AAON engineers, manufactures and markets air-conditioning and heating equipment consisting of standardized and custom rooftop units, chillers, air-handling units, make-up units, heat recovery units, condensing units and coils.

AAON sells its products to property owners and contractors through a network of manufacturers' representatives and its internal sales force. Demand for the Company's products is influenced by national and regional economic and demographic factors. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of 6-18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, the Company emphasizes the replacement market.

The principal components of cost of goods sold are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal raw materials used in AAON's manufacturing processes are steel, copper and aluminum. The major component costs include compressors, electric motors and electronic controls.

Selling, general, and administrative ("SG&A") costs include the Company's internal sales force, warranty costs, profit sharing and administrative expense. Warranty expense is estimated based on historical trends and other factors. The Company's warranty on its products is: for parts only, the earlier of one year from the date of first use or 14 months from date of shipment; compressors (if applicable), an additional four years, on gas-fired heat exchangers (if applicable), 15 years, and on stainless steel heat exchangers (if applicable), 25 years.

The Company's operations in Burlington, Ontario, Canada, are located at 279 Sumach Drive, consisting of an 82,000 sq. ft. office/manufacturing facility on a 5.6 acre tract of land.

The office facilities of AAON, Inc. consist of a 337,000 square foot building (322,000 sq. ft. of manufacturing/warehouse space and 15,000 sq. ft. of office space) located at 2425 S. Yukon Avenue, Tulsa, Oklahoma (the "original facility"), and a 563,000 square foot manufacturing/warehouse building and a 22,000 square foot office building (the "expansion facility") located across the street from the original facility at 2440 S. Yukon Avenue. The Company utilizes 39% of the expansion facility and the remaining 61% is leased to a third party. The operations of AAON Coil Products, Inc. are conducted in a plant/office building at 203-207 Gum Springs Road in Longview, Texas, containing 258,000 square feet (251,000 sq. ft. of manufacturing/warehouse and 7,000 sq. ft. of office space). In 2004 and 2005, AAON Coil Products purchased an additional 15 acres of land for future expansion.

Set forth below is income statement information with respect to the Company for years 2005, 2004 and 2003:

	Year Ended December 31		
	2005	**2004**	**2003**
		(in thousands)	
Net sales	**$ 185,195**	$ 171,885	$ 147,890
Cost of sales	**149,904**	145,021	112,005
Gross profit	**35,291**	26,864	35,885
Selling, general and administrative expenses	**17,477**	15,214	14,909
Income from operations	**17,814**	11,650	20,976
Interest expense	**(16)**	(38)	(21)
Interest income	**67**	183	346
Other income, net	**467**	584	552
Income before income taxes	**18,332**	12,379	21,853
Income tax provision	**6,870**	4,858	7,626
Net income	**$ 11,462**	$ 7,521	$ 14,227

Results of Operations

Net sales increased $13.3 million in 2005 compared to 2004, and increased $24.0 million in 2004 compared to 2003. The increase in sales in 2005 was attributable to both volume and price increases and a full year of sales from AAON Canada. The increase in sales in 2004 was primarily attributable to the introduction of new products, the improving outlook for the U.S. economy, and the AAON Canada acquisition, which contributed $3,250,000 (1.9%) to sales between May 4 – December 31, 2004. The increased sales were offset by computer and electrical outages that caused the closings of the Tulsa facility for four days, which also affected production at Longview and Canada.

Gross margins in 2005 were 19.1% compared to 15.6% in 2004 and 24.3% in 2003. Gross profit increased $8.4 million (31.4%) to $35.3 million in 2005 from $26.9 million in 2004 and decreased $9.0 million to $26.9 million from $35.9 million in 2004 compared to 2003. The increases in margins and gross profit for 2005 were due primarily to increased volume, price increases and improved production efficiencies offset by lower gross margins by AAON Canada, continuing high material costs for raw materials and component parts and increased copper costs, and higher than normal repair expenses to moderate sheet metal down time. The decrease in margins for 2004 compared to 2003 was due to price increases in steel, copper and aluminum, startup costs associated with a new coil project, closings of the Tulsa facility for four days due to computer and electrical outages, which also affected the Longview and Canada facilities, and equipment failures at the Company's Longview, Texas, facility that prevented coil production needed by the Tulsa facility. The Company instituted two product price increases to its customers in 2004, in an attempt to offset the increases in steel, copper and aluminum. Due to the Company's high backlog, orders with old pricing had to flow through the system before new orders began to reflect the new pricing. The Company attempts to limit the impact of price increases on these materials by entering into cancelable fixed price contracts with its major suppliers for periods of 6-12 months. In many instances, due to significant price increases in 2004, suppliers refused to sell materials at the originally negotiated six-month or one year purchase order price.

Steel, copper and aluminum are high volume materials used in the manufacturing of the Company's products, which are obtained from domestic suppliers. The Company also purchases from other domestic manufacturers certain components, including compressors, electric motors and electrical controls used in its products. The suppliers of these components are significantly affected by the rising raw material costs, as steel, copper and aluminum are used in the manufacturing of their products. The Company is also experiencing price increases from component part suppliers.

Selling, general and administrative expenses increased $2.3 million (14.9%) in 2005 compared to 2004 due primarily to an increase in professional fees, computer consulting, internal accounting expenses, employee profit sharing and a full year of AAON Canada expenses. The AAON Canada asset acquisition occurred May 4, 2004. SG&A increased $305,000 (2.0%) in 2004 compared to 2003 due primarily to increases in bad debt expense.

Interest expense was $16,000, $38,000, and $21,000 in 2005, 2004 and 2003, respectively. The reduction in interest expense was due to lower average borrowings under the revolving credit facility in 2005 compared to 2004. The reduction in interest expense in 2003 was due to lower interest rates.

Interest income was $67,000, $183,000, and $346,000 in 2005, 2004 and 2003 respectively, due to investments in short-term money markets and certificates of deposit.

Other income was $467,000, $584,000, $552,000 in 2005, 2004 and 2003, respectively. Other income is attributable primarily to rental income from the Company's expansion facility.

Financial Condition and Liquidity

Net accounts receivable increased $5.4 million at December 31, 2005, compared to December 31, 2004, due to an increase in sales.

Inventories increased $2.8 million at December 31, 2005, compared to December 31, 2004, due to procurement of inventory to accommodate increased sales and increased inventory values related to higher raw material and component parts costs.

Prepaid expenses increased by $563,000 at December 31, 2005, compared to December 31, 2004, due to prepaid copper inventory, at 2005 pricing, for 2006 material requirements.

Accounts payable and accrued liabilities increased $1.5 million at December 31, 2005, compared to December 31, 2004, due to commissions payable and timing of payments to vendors.

The Company generated $12.0 million, $16.2 million and $16.5 million cash from operating activities in 2005, 2004 and 2003, respectively. Operating cash flows in 2005 primarily consisted of $11.5 million of net income. The decrease in cash provided from operating activities in 2005 is primarily due to an increase in inventories and accounts receivable. The decrease in cash provided from operating activities in 2004 is due primarily to an increase in cost of sales and an increase in accounts receivable. Operating cash flows in 2003 consisted of $14.2 million of net income, $5.4 million of depreciation, $(3.2) million in working capital and other changes. The decrease in 2003 is due primarily to an increase in inventories.

Cash flows used in investing activities were $8.2 million, $11.7 million and $7.6 million in 2005, 2004 and 2003, respectively. Cash flows used in investing activities in 2005 were related primarily to capital expenditures of $10.1 million for additions of machinery and equipment, a manufacturing addition and an office renovation to the Longview facility. Cash flows used in investing activities in 2004 related to capital expenditure additions totaling $17 million, reflecting primarily additions to machinery and equipment, a sheet metal facility at the Tulsa plant and renovations made to the Company's Tulsa manufacturing and Longview office facilities. In 2003 cash used in investing activities was comprised primarily of capital expenditures totaling $7.7 million. All capital expenditures and building renovations were financed out of cash generated from operations. In 2005, the Company invested $1 million in a certificate of deposit, which will mature in the first quarter of 2006. In 2002, the Company invested $10 million in a certificate of deposit that matured in 2004 and an additional $3 million was invested in certificates of deposit in 2004, which matured in the first quarter of 2005. Due to anticipated production demands, the Company expects to expend approximately $11 million in 2006 for equipment requirements. The Company expects the cash requirements to be provided from cash flow from operations.

Cash flows used in financing activities were $4.2 million, $9.9 million and $7.7 million in 2005, 2004 and 2003, respectively. In October 2002, the Company's Board of Directors authorized a stock buyback program to repurchase up to 1,325,000 shares of stock. There were 182,900 shares of stock repurchased for a total of $4.9 million and 265,100 shares of stock repurchased for a total of $5.0 million in 2005 and 2004, respectively, with 597,001 shares of stock repurchased for a total of $9.9 million in 2003. Additionally, the Company had no net borrowings/(repayments) in 2005, and had $(5.4) million, and $1.8 million, in 2004 and 2003, respectively, under its revolving credit facility.

Off Balance Sheet Arrangements

The Company's revolving credit facility (which currently extends to July 30, 2006) provides for maximum borrowings of $15.15 million. Interest on borrowings is payable monthly at the Wall Street Journal prime rate less .5% or LIBOR plus 1.6%, at the election of the Company. The Company had no borrowings under the revolving credit facility as of December 31, 2005. Borrowings available under the revolving credit facility at December 31, 2005 were $14.6 million. In addition, the Company has a $600,000 Letter of Credit that expires December 31, 2006. The credit facility requires that the Company maintain certain financial ratios and, at December 31, 2005, prohibited the declaration or payments of dividends. At December 31, 2005, the Company was in compliance with its financial ratio covenants and, subsequently thereto, the lender waived the restriction on payment of dividends. On February 14, 2006, the Board of Directors voted to initiate a semi-annual cash dividend of $0.20 per share to the holders of the outstanding Common Stock of the Company as of the close of business on June 12, 2006, the record date, payable on July 3, 2006. In addition, on February 14, 2006, the Company suspended its stock repurchase program. The Company plans to renew its revolving credit agreement in July 2006.

Management believes the Company's bank revolving credit facility (or comparable financing), and projected cash flows from operations will provide the necessary liquidity and capital resources to the Company for the foreseeable future. The Company's belief that it will have the necessary liquidity and capital resources is based upon its knowledge of the HVAC industry and its place in that industry, its ability to limit the growth of its business if necessary, and its relationship with its existing bank lender. For information concerning the Company's revolving credit facility at December 31, 2005, see Note 4 to the financial statements included in this report.

Commitments and Contractual Agreements

The Company is a party to several short-term, cancelable, fixed price contracts with major suppliers for the purchase of raw material and component parts.

The Company has cancelable commitments to purchase machinery and equipment at a cost of $11.2 million.

The following table summarizes our long-term debt and other contractual agreements as of December 31, 2005:

	Payments Due By Period		
	Total	**Less Than 1 Year**	**1-3 Years**
		(in thousands)	
Long-term debt	**$ 167**	$ 108	$ 59
Interest on fixed rate long-term debt	**5**	4	1
Purchase commitments	**$ 11,200**	$ 11,200	-
Total	**$ 11,372**	$ 11,312	$ 60

The fixed rate interest on long-term debt includes the amount of interest due on our fixed rate long-term debt. These amounts do not include interest on our variable rate obligation related to the Company's Revolving Credit Facility.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, future actual results could differ from those estimates and could have a significant impact on the Company's results of operations, financial position and cash flows. The Company reevaluates its estimates and assumptions on a monthly basis.

The following accounting policies may involve a higher degree of estimation or assumption:

Allowance for Doubtful Accounts - The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends in collections and write-offs, current customer status, the age of the receivable, economic conditions and other information. Aged receivables are reviewed on a monthly basis to determine if the reserve is adequate and adjusted accordingly at that time.

Inventory Reserves – The Company establishes a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales, replacement parts and for estimated shrinkage.

Warranty – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. The warranty period is: for parts only, the earlier of one year from the date of first use or 14 months from date of shipment; compressors (if applicable), an additional four years; on gas-fired heat exchangers (if applicable), 15 years; and on stainless steel heat exchangers (if applicable), 25 years. Warranty expense is estimated based on the Company's warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue. Due to the absence of warranty history on new products, an additional provision may be made for such products.

Medical Insurance – A provision is made for medical costs associated with the Company's Medical Employee Benefit Plan, which is primarily a self-funded plan. A provision is made for estimated medical costs based on historical claims paid and any known potential of significant future claims. The plan is supplemented by employee contributions and an excess policy for claims over $100,000 each.

Historically, reserves have been within management's expectations.

Stock Compensation - The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees* and related interpretations in accounting for stock options. Under "fixed plan" accounting in APB 25, because the exercise price of the Company's options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has adopted pro forma disclosures of SFAS 123.

New Accounting Pronouncements

FASB (Financial Accounting Standards Board) Statement 123 (R) replaces FASB Statement No.123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. The Statement requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The compensation cost will be recognized over the period of time during which an employee is required to provide service in exchange for the award, which will be the vesting period. The Statement applies to all awards granted and any unvested awards at December 31, 2005. SFAS 123 (R) will be effective for the Company for interim reporting beginning after December 31, 2005. The Company is currently considering which valuation model it will adopt and, therefore, has not determined the impact future grants will have on the financial statements. Existing grants will result in compensation expenses being recorded similar in nature to the amounts disclosed in the pro forma information in footnote 1 of the Consolidated Financial Statements.

FASB Statement 151, *"Inventory Costs"*, replaces "Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing". The Statement requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage be expensed as incurred and not included in overhead as an inventory cost. The new statement also requires that allocation of fixed production overhead costs be based on normal capacity of the production facilities. The Statement is effective January 1, 2006. The Company does not expect the adoption of this statement to have a material impact on its Consolidated Financial Statements.

Forward-Looking Statements

This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that could cause results to differ materially from those in the forward-looking statements include (1) the timing and extent of changes in raw material and component prices, (2) the effects of fluctuations in the commercial/industrial new construction market, (3) the timing and extent of changes in interest rates, as well as other competitive factors during the year, and (4) general economic, market or business conditions.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is subject to interest rate risk on its revolving credit facility, which bears variable interest based upon a prime or LIBOR rate. The Company had no outstanding balance as of December 31, 2005.

Foreign sales accounted for less than 4% of the Company's sales in 2005 and the Company accepts payment for such sales in U.S. and Canadian dollars; therefore, the Company believes it is not exposed to significant foreign currency exchange rate risk on these sales. Foreign currency transactions and financial statements are translated in accordance with Statement of Financial Standards No. 52, *Foreign Currency Translation*. The Company uses the U.S. dollar as its functional currency, except for the Company's Canadian subsidiaries, which use the Canadian dollar. Adjustments arising from translation of the Canadian subsidiaries' financial statements are reflected in accumulated other comprehensive income. Transaction gains or losses that arise from exchange rate fluctuations applicable to transactions are denominated in Canadian currency and are included in the results of operations as incurred.

Important raw materials purchased by the Company are steel, copper and aluminum, which are subject to price fluctuations. The Company attempts to limit the impact of price increases on these materials by entering cancelable fixed price contracts with its major suppliers for periods of 6-12 months. However, in 2005 and 2004 cost increases in basic commodities, such as steel, copper and aluminum, severely impacted profit margins.

The Company does not utilize derivative financial instruments to hedge its interest rate or raw materials price risks.

Item 8. Financial Statements and Supplementary Data.

The financial statements and supplementary data are included commencing at page 26.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

The information called for by Item 304 of Regulation S-K has been previously reported in the Company's Form 8-K dated June 25, 2004.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 10-K, the Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer believe that:

- The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and
- The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, particularly during the period when this Annual Report was prepared, as appropriate to allow timely decisions regarding the required disclosure.

AAON's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures and concluded that these controls and procedures were effective as of December 31, 2005.

(b) Management's Annual Report on Internal Control over Financial Reporting

The management of AAON, Inc. and its subsidiaries (AAON), is responsible for establishing and maintaining adequate internal control over financial reporting. AAON's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2005, the Company's internal control over financial reporting is effective based on those criteria.

AAON's independent registered public accounting firm has issued an attestation report on management's assessment of the Company's internal control over financial reporting.

Date: March 3, 2006

/s/ Norman H. Asbjornson
Norman H. Asbjornson
Chief Executive Officer

/s/ Kathy I. Sheffield
Kathy I. Sheffield
Chief Financial Officer

(c) Report of Independent Registered Public Accounting Firm

Board of Directors and
Stockholders of AAON, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that AAON, Inc. (a Nevada Corporation) and subsidiaries (collectively, the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that AAON, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, AAON, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control-Integrated*

Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AAON, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended and our report dated March 3, 2006 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
March 3, 2006

(d) Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fourth quarter of 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other information.

None.

PART III

Item 10. Directors and Executive Officers of Registrant.

The information required by Items 401 and 405 of Regulation S-K is incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2006 Annual Meeting of Stockholders.

Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions, as well as its other employees and directors. The Company undertakes to provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to AAON, Inc., 2425 South Yukon Avenue, Tulsa, Oklahoma 74107, attention Kathy I. Sheffield, or by calling (918) 382-6204.

Item 11. Executive Compensation.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2006 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 403 of Regulation S-K is incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2006 Annual Meeting of Stockholders.

Summary of All Existing Equity Compensation Plans

The following table sets forth information concerning the equity compensation plans of the Company as of December 31, 2005.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan [excluding securities reflected in column (a)]
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	1,113,680	$7.51	180,661
Equity compensation plans not approved by security holders (2)	–	–	–
Total	1,113,680	$7.51	180,661

(1) Consists of shares covered by the Company's 1992 Stock Option Plan, as amended.

(2) The Company does not maintain any equity compensation plans that have not been approved by the stockholders.

Item 13. Certain Relationships and Related Transactions.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2006 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services.

Incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2006 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Financial statements.

See Index to Consolidated Financial Statements on page 23.

(b) Exhibits:

(3) (A) Articles of Incorporation (i)
(A-1) Article Amendments (ii)
(B) Bylaws (i)
(B-1) Amendments of Bylaws (iii)

(4) (A) Third Restated Revolving Credit and Term Loan Agreement and related documents (iv)
(A-1) Latest Amendment of Loan Agreement (v)
(B) Rights Agreement dated February 19, 1999, as amended (vi)

(10) AAON, Inc. 1992 Stock Option Plan, as amended (vii)

(21) List of Subsidiaries (viii)

(23.1) Consent of Grant Thornton LLP

(23.2) Consent of Ernst & Young LLP

(31.1) Certification of CEO

(31.2) Certification of CFO

(32.1) Section 1350 Certification – CEO

(32.2) Section 1350 Certification - CFO

(i) Incorporated herein by reference to the exhibits to the Company's Form S-18 Registration Statement No. 33-18336-LA.

(ii) Incorporated herein by reference to the exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and to the Company's Forms 8-K dated March 21, 1994, March 10, 1997, and March 17, 2000.

(iii) Incorporated herein by reference to the Company's Forms 8 K dated March 10, 1997, May 27, 1998 and February 25, 1999, or exhibits thereto.

(iv) Incorporated by reference to exhibit to the Company's Form 8-K dated July 30, 2004.

(v) Incorporated herein by reference to exhibit to the Company's Form 8-K dated August 3, 2005.

(vi) Incorporated by reference to exhibits to the Company's Forms 8-K dated February 25, 1999, and August 20, 2002, and Form 8-A Registration Statement No. 000-18953, as amended.

(vii) Incorporated herein by reference to exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, and to the Company's Form S-8 Registration Statement No. 33-78520, as amended.

(viii) Incorporated herein by reference to exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

SIGNATURES

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AAON, INC.

Dated: March 10, 2006

By: /s/ Norman H. Asbjornson

Norman H. Asbjornson, President

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: March 10, 2006

/s/ Norman H. Asbjornson

Norman H. Asbjornson
President and Director
(principal executive officer)

Dated: March 10, 2006

/s/ Kathy I. Sheffield

Kathy I. Sheffield
Treasurer
(principal financial officer
and principal accounting officer)

Dated: March 10, 2006

/s/ John B. Johnson, Jr.

John B. Johnson, Jr.
Director

Dated: March 10, 2006

/s/ Thomas E. Naugle

Thomas E. Naugle
Director

Dated: March 10, 2006

/s/ Anthony Pantaleoni

Anthony Pantaleoni
Director

Dated: March 10, 2006

/s/ Jerry E. Ryan

Jerry E. Ryan
Director

Dated: March 10, 2006

/s/ Jack E. Short

Jack E. Short
Director

Dated: March 10, 2006

/s/ Charles C. Stephenson, Jr.

Charles C. Stephenson, Jr.
Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and
Stockholders of AAON, Inc.

We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada Corporation) and subsidiaries (collectively, the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AAON, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AAON, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 3, 2006, expressed an unqualified opinion on management's assessment of the effectiveness of AAON, Inc. and subsidiaries' internal control over financial reporting and an unqualified opinion on the effectiveness of AAON, Inc. and subsidiaries' internal control over financial reporting.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
March 3, 2006

Report of Independent Registered Public Accounting Firm

Stockholders
AAON, Inc.

We have audited the accompanying consolidated statements of income, stockholders' equity and comprehensive income and cash flows of AAON, Inc. for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of AAON, Inc. for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
February 6, 2004

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
	(in thousands, except for share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 837	$ 994
Certificate of deposit	1,000	3,000
Accounts receivable, net	32,487	27,121
Inventories, net	23,708	20,868
Prepaid expenses and other	1,041	478
Deferred tax asset	3,877	3,537
Total current assets	62,950	55,998
Property, plant and equipment, net	50,581	49,229
Note receivable, long term	75	-
Total assets	$ 113,606	$ 105,227
Liabilities and Stockholders' Equity		
Current liabilities:		
Revolving credit facility	$ -	$ -
Current maturities of long-term debt	108	108
Accounts payable	11,643	12,882
Accrued liabilities	17,827	15,069
Total current liabilities	29,578	28,059
Long-term debt, less current maturities	59	167
Deferred tax liability	4,474	5,830
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued	-	-
Common stock, $.004 par value, 50,000,000 shares authorized, 12,233,558 and 12,349,583 issued and outstanding at December 31, 2005 and 2004, respectively	49	49
Accumulated other comprehensive income	513	247
Retained earnings	78,933	70,875
Total stockholders' equity	79,495	71,171
Total liabilities and stockholders' equity	$ 113,606	$ 105,227

The accompanying notes are an integral part of these statements.

AAON, Inc., and Subsidiaries

Consolidated Statements of Income

	Year Ending December 31,		
	2005	**2004**	**2003**
	(in thousands, except per share data)		
Net sales	**$ 185,195**	$ 171,885	$ 147,890
Cost of sales	**149,904**	145,021	112,005
Gross profit	**35,291**	26,864	35,885
Selling, general and administrative expenses	**17,477**	15,214	14,909
Income from operations	**17,814**	11,650	20,976
Interest expense	**(16)**	(38)	(21)
Interest income	**67**	183	346
Other income, net	**467**	584	552
Income before income taxes	**18,332**	12,379	21,853
Income tax provision	**6,870**	4,858	7,626
Net income	**$ 11,462**	$ 7,521	$ 14,227
Earnings per share:			
Basic	**$ 0.93**	$ 0.60	$ 1.12
Diluted	**$ 0.90**	$ 0.58	$ 1.07
Weighted average shares outstanding:			
Basic	**12,340**	12,435	12,685
Diluted	**12,750**	12,923	13,251

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
				(in thousands)		
Balance at December 31, 2002	13,031	$ 52	$ –	$ –	$ 62,258	$ 62,310
Net income	–	–	–	–	14,227	14,227
Stock options exercised, including tax benefits	86	–	811	–	–	811
Stock repurchased and retired	(597)	(2)	(811)	–	(9,107)	(9,920)
Balance at December 31, 2003	12,520	50	–	–	67,378	67,428
Comprehensive income:						
Net income	–	–	–	–	7,521	7,521
Foreign currency translation adjustment	–	–	–	247	–	247
Total comprehensive income						7,768
Stock options exercised, including tax benefits	95	–	954	–	–	954
Stock repurchased and retired	(265)	(1)	(954)	–	(4,024)	(4,979)
Balance at December 31, 2004	12,350	49	–	247	70,875	71,171
Comprehensive income:						
Net income	–	–	–	–	**11,462**	**11,462**
Foreign currency translation adjustments	–	–	–	**266**	–	**266**
Total comprehensive income						**11,728**
Stock options exercised, including tax benefits	**162**	**1**	**1507**	–	–	**1,508**
Stock repurchased and retired	**(278)**	**(1)**	**(1507)**	–	**(3,404)**	**(4,912)**
Balance at December 31, 2005	**12,234**	**$ 49**	**$ –**	**$ 513**	**$ 78,933**	**$ 79,495**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2005	**2004**	**2003**
	(in thousands)		
Operating Activities			
Net income	**$ 11,462**	$ 7,521	$ 14,227
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**8,503**	5,732	5,435
Provision for losses on accounts receivable	**68**	521	467
Provision for excess and obsolete inventories, net	**-**	-	50
(Gain)/Loss on disposition of assets	**130**	4	(28)
Deferred income taxes	**(1,696)**	434	1,957
Changes in assets and liabilities, net of effects of acquisition:			
Accounts receivable	**(5,366)**	(4,002)	(714)
Inventories	**(2,840)**	(698)	(5,423)
Prepaid expenses and other	**(563)**	2,175	(2,054)
Accounts payable	**(1,269)**	1,329	3,135
Accrued liabilities	**3,537**	3,143	(583)
Net cash provided by operating activities	**11,966**	16,159	16,469
Investing Activities			
Cash paid for acquisition	**-**	(1,778)	-
Proceeds from sale of property, plant and equipment	**30**	13	74
Proceeds from matured certificate of deposit	**3,000**	10,000	-
Investment in certificate of deposit	**(1,000)**	(3,000)	-
Notes receivable, long-term	**(75)**	-	-
Capital expenditures	**(10,144)**	(16,976)	(7,700)
Net cash used in investing activities	**(8,189)**	(11,741)	(7,626)
Financing Activities			
Borrowings under revolving credit agreement	**21,143**	45,471	33,742
Payments under revolving credit agreement	**(21,143)**	(50,827)	(31,952)
Payments on long-term debt	**(108)**	-	-
Stock options exercised	**820**	478	402
Repurchase of stock	**(4,912)**	(4,979)	(9,920)
Net cash used in financing activities	**(4,200)**	(9,857)	(7,728)
Effects of exchange rate of cash	**266**	247	-
Net increase (decrease) in cash	**(157)**	(5,192)	1,115
Cash and cash equivalents, beginning of year	**994**	6,186	5,071
Cash and cash equivalents, end of year	**$ 837**	$ 994	$ 6,186

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

December 31, 2005

1. Business, Summary of Significant Accounting Policies and Other Financial Data

AAON, Inc. (the Company, a Nevada corporation) is engaged in the manufacture and sale of air conditioning and heating equipment consisting of standardized and custom rooftop units, chillers, air-handling units, make-up air units, heat recovery units, condensing units and coils, through its wholly-owned subsidiaries, AAON, Inc. (AAON, an Oklahoma corporation), AAON Coil Products, Inc. (ACP, a Texas corporation), and AAON Canada, Inc., d/b/a Air Wise (AAON Canada, an Ontario corporation). AAON Properties Inc., (an Ontario corporation) is the lessor of property in Burlington, Ontario, Canada, to AAON Canada. The consolidated financial statements include the accounts of the Company and its subsidiaries, AAON, ACP, AAON Canada and AAON Properties Inc. All significant intercompany accounts and transactions have been eliminated.

Currency

Foreign currency transactions and financial statements are translated in accordance with Statement of Financial Standards No. 52, *Foreign Currency Translations*. The Company uses the U.S. dollar as its functional currency, except for the Company's Canadian subsidiaries, which use the Canadian dollar. Adjustments arising from translation of the Canadian subsidiaries' financial statements are reflected in accumulated other comprehensive income. Transaction gains or losses that arise from exchange rate fluctuations applicable to transactions are denominated in Canadian currency and are included in the results of operations as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes.

The following accounting policies may involve a higher degree of estimation or assumption:

Allowance for Doubtful Accounts – The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends in collections and write-offs, current customer status, the age of the receivable, economic conditions and other information. Aged receivables are reviewed on a monthly basis to determine if the reserve is adequate and adjusted accordingly at that time.

Inventory Reserves – The Company establishes a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales, replacement parts and for estimated shrinkage.

Warranty – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. The warranty period is: for parts only, the earlier of one year from the date of first use or 14 months from date of shipment; compressors (if applicable), an additional four years; on gas-fired heat exchangers (if applicable), 15 years; and on stainless steel heat exchangers (if applicable), 25 years. Warranty expense is estimated based on the Company's warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue. Due to the absence of warranty history on new products, an additional provision may be made for such products.

1. Business, Summary of Significant Accounting Policies and Other Financial Data (continued)

Medical Insurance – A provision is made for medical costs associated with the Company's Medical Employee Benefit Plan, which is primarily a self-funded Plan. A provision is made for estimated medical costs based on historical claims paid and any known potential of significant future claims. The plan is supplemented by employee contributions and an excess policy for claims over $100,000 per claim.

Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues from sales of products at the time of shipment. For sales initiated by independent manufacturer representatives, the Company recognizes revenues net of the representatives' commission.

Acquisition

On May 4, 2004, the Company (through AAON Canada, Inc.) acquired certain assets and assumed certain liabilities of Air Wise Inc. of Mississauga, Ontario, Canada for a total cost of $1,778,000. Air Wise is engaged in the engineering, manufacturing, and sale of custom air-handling units, make-up air units and packaged rooftop units for commercial and industrial buildings. The acquisition complemented and expanded the products the Company manufactures and adds significant additional capabilities for future growth. The purchase was paid for by cash flow generated from operations. Subsequent to May 4, 2004, AAON Canada Inc.'s activity is included in the Company's results of operations for the years ended December 31, 2005 and 2004.

The Air Wise acquisition purchase price was allocated as of May 4, 2004, as follows:

	U.S. Dollar
	(in thousands)
Accounts receivable	$ 1,087
Inventory	459
Fixed assets	277
Accrued warranty liability	(45)
Total purchase price	$ 1,778

The Air Wise acquisition is not material for pro forma disclosure purposes.

On July 29, 2004, the Company (through AAON Properties, Inc.) purchased property in Burlington, Canada, to relocate AAON Canada Inc. The purchase will allow the Company to enlarge and further expand its production capabilities. The purchase price totaled $1,100,000.

1. Business, Summary of Significant Accounting Policies and Other Financial Data (continued)

Concentrations

The Company's customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. To date, virtually all of the Company's sales have been to the domestic market, with foreign sales accounting for less than 4% of revenues in 2005. At December 31, 2005 and 2004, the two customers having the highest account balances represented approximately 1% and 5% respectively, of total accounts receivable.

Sales to customers representing 10% or greater of total sales consist of the following:

	Year Ended December 31,		
	2005	**2004**	**2003**
Wal-Mart Stores, Inc.	*	14%	18%

**Less than 10%*

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and highly liquid, interest-bearing money market funds with initial maturities of three months or less.

Accounts Receivable

The Company grants credit to its customers and performs ongoing credit evaluations. The Company generally does not require collateral or charge interest. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, economic and market conditions and the age of the receivable. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

Accounts receivable and the related allowance for doubtful accounts are as follows:

	December 31,	
	2005	**2004**
	(in thousands)	
Accounts receivable	**$ 33,172**	$ 27,838
Less: allowance for doubtful accounts	**(685)**	(717)
Total, net	**$ 32,487**	$ 27,121

	Year Ended December 31,		
	2005	**2004**	**2003**
		(in thousands)	
Allowance for doubtful accounts:			
Balance, beginning of period	**$ 717**	$ 1,145	$ 860
Provision for losses on accounts receivable	**68**	521	467
Accounts receivable written off, net of recoveries	**(100)**	(949)	(182)
Balance, end of period	**$ 685**	$ 717	$ 1,145

1. Business, Summary of Significant Accounting Policies and Other Financial Data (continued)

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. The Company establishes an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts. Inventory balances at December 31, 2005 and 2004, and the related changes in the allowance for excess and obsolete inventories account for the three years ended December 31, 2005, are as follows:

	December 31,	
	2005	**2004**
	(in thousands)	
Raw materials	**$ 18,256**	$ 16,397
Work in process	**1,981**	2,305
Finished goods	**3,821**	3,216
	24,058	21,918
Less: allowance for excess and obsolete inventories	**(350)**	(1,050)
Total, net	**$ 23,708**	$ 20,868

	Year Ended December 31,		
	2005	**2004**	**2003**
		(in thousands)	
Allowance for excess and obsolete inventories:			
Balance, beginning of period	**$ 1,050**	$ 1,050	$ 1,000
Provision for excess and obsolete inventories	**-**	425	250
Adjustments to reserve	**(700)**	(425)	(200)
Balance, end of period	**$ 350**	$ 1,050	$ 1,050

At December 31, 2005, the Company had prepaid $776,000 for copper, at 2005 pricing, for 2006 material requirements. This amount is included as prepaid expenses and other in the Company's Consolidated Balance Sheet at December 31, 2005.

1. Business, Summary of Significant Accounting Policies and Other Financial Data (continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense as incurred; major additions to physical properties are capitalized. Property, plant and equipment are depreciated using the straight-line method over the following estimated useful lives:

	Years
Buildings	10-30
Machinery and equipment	3-15
Furniture and fixtures	2-5

At December 31, property, plant and equipment were comprised of the following:

	2005	2004
	(in thousands)	
Land	**$ 2,193**	$ 2,082
Buildings	**28,953**	26,805
Machinery and equipment	**58,983**	52,540
Furniture and fixtures	**5,514**	4,819
	95,643	86,246
Less: accumulated depreciation	**(45,062)**	(37,017)
Total, net	**$ 50,581**	$ 49,229

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When an indicator of impairment has occurred, management's estimate of undiscounted cash flows attributable to the assets is compared to the carrying value of the assets to determine whether impairment has occurred. If an impairment of the carrying value has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. Management determined no impairment was required during 2005 and 2004.

Commitments and Contractual Agreements

The Company is a party to several short-term, cancelable, fixed price contracts with major suppliers for the purchase of raw material and component parts.

The Company has cancelable commitments to purchase machinery and equipment at a cost of $11.2 million.

1. Business, Summary of Significant Accounting Policies and Other Financial Data (continued)

Accrued Liabilities

At December 31, accrued liabilities were comprised of the following:

	2005	2004
	(in thousands)	
Warranty	**$ 6,282**	$ 6,301
Commissions	**8,037**	5,921
Payroll	**1,215**	1,115
Income taxes	**623**	309
Workers' compensation	**555**	457
Medical self-insurance	**664**	933
Other	**451**	33
Total	**$ 17,827**	$ 15,069

Warranties

A provision is made for estimated warranty costs at the time the related products are sold based upon the warranty period, historical trends, new products and any known identifiable warranty issues. Warranty expense was $3.6 million, $3.8 million and $3.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Changes in the Company's warranty accrual during the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
		(in thousands)	
Balance, beginning of the year	**$ 6,301**	$ 6,020	$ 7,220
Warranties accrued during the year	**3,622**	3,774	3,160
Warranties settled during the year	**(3,641)**	(3,493)	(4,360)
	$ 6,282	$ 6,301	$ 6,020

1. Business, Summary of Significant Accounting Policies and Other Financial Data (continued)

Earnings Per Share

Basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are determined based on the assumed exercise of dilutive options, as determined by applying the treasury stock method. For the years ended December 31, 2005, 2004 and 2003, 115,250, 72,250 and 41,250 options, respectively, were anti-dilutive. The weighted average exercise price of the anti-dilutive options was $18.85 at December 31, 2005, $19.40 at December 31, 2004 and $19.27 for December 31, 2003. The computation of basic and diluted earnings per share ("EPS") is as follows:

Year Ended December 31, 2005

	Net Income	Weighted Average Shares	Per-Share Amount
	(in thousands, except per share data)		
Basic EPS	**$ 11,462**	12,340	$ 0.93
Effect of dilutive securities	–	410	–
Diluted EPS	**$ 11,462**	12,750	$ 0.90

Year Ended December 31, 2004

	Net Income	Weighted Average Shares	Per-Share Amount
	(in thousands, except per share data)		
Basic EPS	**$ 7,521**	12,435	$ 0.60
Effect of dilutive securities	–	488	–
Diluted EPS	**$ 7,521**	12,923	$ 0.58

Year Ended December 31, 2003

	Net Income	Weighted Average Shares	Per-Share Amount
	(in thousands, except per share data)		
Basic EPS	**$ 14,227**	12,685	$ 1.12
Effect of dilutive securities	–	566	–
Diluted EPS	**$ 14,227**	13,251	$ 1.07

1. Business, Summary of Significant Accounting Policies and Other Financial Data (continued)

Stock Compensation

The Company maintains a stock option plan for key employees, directors and consultants, which is described more fully in Note 7. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan qualify for "fixed" plan accounting and had an exercise price equal to the market value of the underlying common stock on the date of grant. The effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation is as follows:

	Year Ended December 31,		
	2005	**2004**	**2003**
	(in thousands, except per share data)		
Net income, as reported	**$ 11,462**	$ 7,521	$ 14,227
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(438)**	(298)	(611)
Pro forma net income	**$ 11,024**	$ 7,223	$ 13,616
Earnings per share:			
Basic, as reported	**$ 0.93**	$ 0.60	$ 1.12
Basic, pro forma	**$ 0.89**	$ 0.58	$ 1.07
Diluted, as reported	**$ 0.90**	$ 0.58	$ 1.07
Diluted, pro forma	**$ 0.86**	$ 0.56	$ 1.03

Advertising

Advertising costs are expensed as incurred. Advertising expense was $506,000, $615,000 and $781,000 for the years ending December 31, 2005, 2004 and 2003, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development expense was $1,681,000, $1,072,000 and $837,000 for the years ending December 31, 2005, 2004 and 2003, respectively.

Shipping and Handling

The Company incurs shipping and handling costs in the distribution of products sold that are recorded in cost of sales. Shipping charges that are billed to the customer are recorded in revenues.

1. Business, Summary of Significant Accounting Policies and Other Financial Data (continued)

New Accounting Pronouncements

FASB (Financial Accounting Standards Board) Statement 123 (R) replaces FASB Statement No.123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. The Statement requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The compensation cost will be recognized over the period of time during which an employee is required to provide service in exchange for the award, which will be the vesting period. The Statement applies to all awards granted and any unvested awards at December 31, 2005. SFAS 123 (R) will be effective for the Company for interim reporting beginning after December 31, 2005. The Company is considering which valuation model it will adopt and, therefore, has not determined the impact future grants will have on the financial statements. Existing grants will result in compensation expenses being recorded similar in nature to the amounts disclosed in the pro forma information in footnote 1.

FASB Statement 151, *"Inventory Costs"*, replaces *"Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing"*. The Statement requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead as an inventory cost. The new statement also requires that allocation of fixed production overhead costs should be based on normal capacity of the production facilities. The Statement is effective January 1, 2006. The Company does not expect the adoption of this statement to have a material impact on its Consolidated Financial Statements.

Segments

The Company operates under one reportable segment as defined in SFAS 131, *Disclosures about Segments of an Enterprise and Related Information.*

Reclassifications

Income Statement reclassifications were made for years ended December 31, 2004 and 2003, to conform to the 2005 presentation. The reclassifications had no affect on Net Income.

2. Supplemental Cash Flow Information

Interest payments of $16,000, $38,000 and $21,000 were made during the years ending December 31, 2005, 2004 and 2003, respectively. Payments for income taxes of $7,189,000, $3,977,000 and $6,750,000 were made during the years ending December 31, 2005, 2004 and 2003, respectively.

3. Certificate of Deposit

At December 31, 2005, the Company had invested $1 million in a 30-day certificate of deposit that bears interest at 4% per annum. On June 12, 2004, the Company had a $10 million certificate of deposit that matured bearing interest at 3.25% per annum. Proceeds of $7 million were used for cash flow purposes and a reinvestment of $3 million, and various amounts throughout the remainder of the year, were invested in 30-day certificate of deposits. At December 31, 2004, the Company had invested $3 million in a 30-day certificate of deposit bearing interest at 1.9% annum.

4. Revolving Credit Facility

The Company has a $15,150,000 unsecured bank line of credit that matures July 30, 2006. The line of credit requires that the Company maintain certain financial ratios and prohibits the declaration or payments of dividends. At December 31, 2005, the Company was in compliance with its financial ratio covenants. On February 14, 2006, the Board of Directors voted to initiate a semi-annual cash dividend of $0.20 per share to the holders of the outstanding Common Stock of the Company as of the close of business on June 12, 2006, the record date, payable on July 3, 2006. The restriction of payments of dividends has been waived by the lender. Borrowings under the credit facility bear interest at prime rate less 0.5% or at LIBOR plus 1.60%. At December 31, 2005, the Company had no borrowings under the revolving credit facility. Borrowings available under the revolving credit facility at December 31, 2005 and 2004 were $14.6 million. In addition, the Company had a $600,000 bank Letter of Credit at December 31, 2005 and 2004, and the December 31, 2005, bank letter of credit will expire December 31, 2006. The Company plans to renew its revolving credit agreement in July 2006.

5. Debt

Long-term debt at December 31, 2005, consisted of notes payable totaling $59,000 due in 2007, net of $108,000 current liability, which were due in monthly installments of $9,004, with an interest rate of 3.53%, related to a computer capital lease.

6. Income Taxes

The Company follows the liability method of accounting for income taxes, which provides that deferred tax liabilities and assets are based on the difference between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

The income tax provision consists of the following:

	Year Ended December 31,		
	2005	**2004**	**2003**
		(in thousands)	
Current	**$ 8,566**	$ 4,424	$ 5,669
Deferred	**(1,696)**	434	1,957
	$ 6,870	$ 4,858	$ 7,626

The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	Year Ended December 31,		
	2005	**2004**	**2003**
Federal statutory rate	**35%**	35%	35%
State income taxes, net of federal benefit	**4%**	5%	4%
Other	**(2%)**	(1%)	(4%)
	37%	39%	35%

The tax effect of temporary differences giving rise to the Company's deferred income taxes at December 31 is as follows:

	2005	**2004**	**2003**
		(in thousands)	
Deferred current tax assets and liabilities relating to:			
Valuation reserves	**$ 391**	$ 670	$ 900
Warranty accrual	**2,284**	2,283	2,342
Depreciation	**3**	-	-
Other accruals	**1,170**	553	253
Other, net	**29**	31	37
	$ 3,877	$ 3,537	$ 3,532
Deferred long-term tax assets and liabilities relating to:			
Depreciation and amortization	**$ 5,030**	$ 5,830	$ 5,391
NOL	**(695)**		
Other, net	**139**	–	–
	$ 4,474	$ 5,830	$ 5,391

The NOL Deferred Tax Asset relates to AAON Canada and expires in ten years.

7. Benefit Plans

The Company's stock option plan provided for 2,925,000 shares of common stock to be issued under the plan. Under the terms of the plan, the exercise price of shares granted may not be less than 85% of the fair market value at the date of the grant. Options granted to directors prior to May 25, 2004, vest one year from the date of grant and are exercisable for nine years thereafter. Options granted to directors on or after May 25, 2004, vest one-third each after 1-3 years. All other options granted vest at a rate of 20% per year, commencing one year after date of grant, and are exercisable during years 2-10. At December 31, 2005, 180,661 shares were available for future option grants. For the years ended December 31, 2005 and 2004, the Company reduced its income tax payable by $750,000 and $476,000, respectively, as a result of nonqualified stock options exercised under the Company's stock option plan. The number and exercise price of options granted were as follows:

	Number Of Shares	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2002	1,277,543	$ 5.33
Granted	56,250	13.53
Exercised	(85,818)	4.69
Cancelled	(20,645)	8.71
Outstanding at December 31, 2003	1,227,330	$ 5.70
Granted	31,000	19.58
Exercised	(94,950)	4.99
Cancelled	(3,600)	5.78
Outstanding at December 31, 2004	**1,159,780**	**$ 6.13**
Granted	**133,000**	**16.63**
Exercised	**(162,400)**	**5.05**
Cancelled	**(16,700)**	**8.37**
Outstanding at December 31, 2005	**1,113,680**	**$ 7.51**

The weighted-average grant date fair value for options granted during 2005, 2004, and 2003 was $7.72, $9.84 and $6.47, respectively.

The following is a summary of stock options outstanding as of December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2005	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at December 31, 2005	Weighted Average Exercise Price
2.28 – 3.39	403,375	$ 3.00	1.18	403,375	$ 3.00
4.00 – 5.78	350,305	5.07	3.30	350,305	5.07
8.44 – 12.36	96,750	9.55	5.25	79,650	9.56
13.40 – 16.94	148,000	15.47	8.21	32,400	14.18
17.10 – 20.40	115,250	18.74	7.90	50,530	19.33
Total	1,113,680	$ 7.51		916,260	$ 5.66

7. Benefit Plans (continued)

For purposes of the stock compensation information presented in Note 1, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected dividend yield	0%	0%	0%
Expected volatility	32.15%	36.70%	37.80%
Risk-free interest rate	4.39%	4.24%	3.73%
Expected life	8 yrs	8 yrs	8 yrs

The Company sponsors a defined contribution benefit plan. Employees may make contributions at a minimum of 1% and a maximum of 50% of compensation. The Company may, on a discretionary basis, contribute a Company matching contribution of 100% of the salary deferral up to 3%. After January 1, 2006, the Company matching increased to 50% of the salary deferral up to the first 7% of compensation. In addition, effective May 30, 2005, the Plan was amended to provide for automatic enrollment in the Plan and provided for an automatic increase to the deferral percent at January 1st of each year and each year thereafter, unless the employee elects to decline the automatic increase. Beginning with pay periods after May 30, 2005, the one year enrollment waiting period was waived. The Company made matching contributions of $700,000, $546,000 and $585,000 in 2005, 2004 and 2003, respectively.

The Company maintains a discretionary profit sharing bonus plan under which 10% of pre-tax profit at each subsidiary is paid to eligible employees on a quarterly basis. Profit sharing expense was $2,075,000, $1,408,000 and $2,428,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

8. Stockholder Rights Plan

During 1999, the Board of Directors adopted a Stockholder Rights Plan (the "Plan"), which was amended in 2002. Under the Plan, stockholders of record on March 1, 1999, received a dividend of one right per share of the Company's common stock. Stock issued after March 1, 1999, contains a notation incorporating the rights. Each right entitles the holder to purchase one one-thousandth (1/1,000) of a share of Series A Preferred Stock at an exercise price of $90. The rights are traded with the Company's common stock. The rights become exercisable after a person has acquired, or a tender offer is made for, 15% or more of the common stock of the Company. If either of these events occurs, upon exercise the holder (other than a holder owning more than 15% of the outstanding stock) will receive the number of shares of the Company's common stock having a market value equal to two times the exercise price.

The rights may be redeemed by the Company for $0.001 per right until a person or group has acquired 15% of the Company's common stock. The rights expire on August 20, 2012.

9. Contingencies

The Company is subject to claims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability, if any, will not have a material effect on the Company's results of operations or financial position.

10. Subsequent Events

On February 14, 2006, the Board of Directors voted to initiate a semi-annual cash dividend of $0.20 per share to the holders of the outstanding common stock of the Company as of the close of business on June 12, 2006, the record date, payable on July 3, 2006. As of December 31, 2005, the Company's revolving credit facility prohibited payment of dividends. The restriction has since been waived.

The Board also approved the suspension of the Company's current stock repurchase program (for 1,325,000 shares), on which a balance of 67,136 shares remains to be bought.

11. Quarterly Results (Unaudited)

The following is a summary of the quarterly results of operations for the years ending December 31, 2005 and 2004:

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
2005				
Net sales	$ 42,780	$ 45,394	$ 48,136	$ 48,885
Gross profit	10,050	8,372	8,643	8,226
Net income	3,287	3,125	2,766	2,284
Earnings per share:				
Basic	0.27	0.25	0.22	0.19
Diluted	0.26	0.24	0.22	0.18

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
2004				
Net sales	$ 37,200	$ 42,662	$ 47,387	$ 44,636
Gross profit	7,593	6,161	5,962	7,148
Net income	2,337	1,571	1,527	2,086
Earnings per share:				
Basic	0.19	0.13	0.12	0.17
Diluted	0.18	0.12	0.12	0.16

Exhibit 23.1

Consent Of Independent Registered Public Accounting Firm

We have issued our reports dated March 3, 2006 accompanying the consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting included in the Annual Report of AAON, Inc. on Form 10-K for the year ended December 31, 2005. We hereby consent to the incorporation by reference of said reports in the Registration Statement (Post-Effective Amendment No. 2 to Form S-8 (File No. 33-78520)) of AAON, Inc.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
March 9, 2006

Exhibit 23.2

Consent Of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Post-Effective Amendment No. 2 to Form S-8 No. 33-78520) pertaining to the AAON, Inc. 1992 Stock Option Plan, as amended, of our report dated February 6, 2004, with respect to the consolidated financial statements of AAON, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2005

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
March 9, 2006

Exhibit 31.1

Certification

I, Norman H. Asbjornson, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 9, 2006

/s/ Norman H. Asbjornson
Norman H. Asbjornson
Chief Executive Officer

Exhibit 31.2

Certification

I, Kathy I. Sheffield, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 9, 2006

/s/ Kathy I. Sheffield
Kathy I. Sheffield
Chief Financial Officer

Exhibit 32.1

Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of AAON, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Norman H. Asbjornson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

March 9, 2006

/s/ Norman H. Asbjornson
Norman H. Asbjornson
Chief Executive Officer

Exhibit 32.2

Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of AAON, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kathy I. Sheffield, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

March 9, 2006

/s/ Kathy I. Sheffield
Kathy I. Sheffield
Chief Financial Officer

OFFICERS



Norman H. Asbjornson has served as President and a director of the Company since 1988. Mr. Asbjornson has been in senior management positions in the heating and air conditioning industry for over 40 years.



Kathy I. Sheffield became Treasurer of the Company in 1999 and Vice President in June of 2002. Ms. Sheffield previously served as Accounting Manager of the Company from 1988 to 1999.



David E. Knebel has served as Vice President of Sales for the company since 2005. Mr. Knebel has been in the heating and air conditioning industry for 36 years, holding positions in design, research, software development, engineering, teaching, sales, and senior management.



Robert G. Fergus has served as Vice President of the Company since 1988. Mr. Fergus has been in senior management positions in the heating and air conditioning industry for 38 years.



John B. Johnson, Jr. has served as Secretary and a director of the Company since 1988. Mr. Johnson is a member of the firm of Johnson, Jones, Dornblaser, Coffman & Shorb, which serves as General Counsel to the Company.

BOARD OF DIRECTORS

Anthony Pantaleoni has served as a director of the Company since 1989. Mr. Pantaleoni is of counsel to Fulbright & Jaworski LLP in New York, New York.

Jack E. Short was elected to the Board in July 2004 and is the Chairman of the Audit Committee. Mr. Short was employed by PriceWaterhouseCoopers for 29 years and retired as the managing partner of the Oklahoma practice in 2001.

Norman H. Asbjornson
President / CEO



erry E. Ryan was elected s a director by the Board 2001. Mr. Ryan serves on he Boards of Directors of one Star Technologies of allas, Texas and Global nergy Equipment Group, ulsa, Oklahoma.

Thomas E. Naugle has served as a director of the Company since 1998. From 1985 to present, Mr. Naugle has served as Chairman of the Board and/or President of Naugle & Co., a company engaged in the business of investments.

John B. Johnson, Jr.
Secretary

Charles C. Stephenson, Jr. has served as a director of the Company since 1996. From 1987 to January 2006, Mr. Stephenson served as Chairman of the Board of Vintage Petroleum, Inc., based in Tulsa, Oklahoma.

CORPORATE DATA

Transfer Agent and Registrar
Progressive Transfer Company
1981 East Murray-Holladay Road, Suite 200
Salt Lake City, Utah 84117

Auditors
Grant Thornton LLP
2431 East 61st Street, Suite 500
Tulsa, OK 74136

General Counsel
Johnson, Jones, Dornblaser,
Coffman & Shorb
2200 Bank of America Center
15 West Sixth Street
Tulsa, Oklahoma 74119

Investor Relations
Jerry Levine
105 Creek Side Road
Mt. Kisco, New York 10549
Ph: 914-244-0292
Fax: 914-244-0295
Jerry.levine@worldnet.att.net

Executive Offices
2425 South Yukon Avenue
Tulsa, Oklahoma 74107

Common Stock
NASDAQ–AAON

Website Address
www.aaon.com

thanks to our employees



MATHEW ABBOTT
REZKAR ABDULMAJEED
SHARRON ABERCROMBIE
DESHAUN ABRON
MARIA ACOSTA
MARTHA ACOSTA
BRENT ADAMS
GARY ADAMS
RODNEY ADAMS
ISAAC ADERINBOYE
RITA ADIMARI
KEVIN ADKINS
ROSHANLA AHLUWALIA
ATEF AHMED
DANIEL ALAGDON
IMELDA ALBA
JULIO ALBINO
AARON ALEXANDER
BRYAN ALEXANDER
DANIEL ALEXANDER
JAMES ALEXANDER
BRENDAN ALLEN
DONALD ALLEN
HEATH ALLEN
JAMES ALLEN
KEVIN ALLEN
MICHAEL ALLEN
JASON ALLISON
RAFAEL ALONZO
TARIK ALSAADI
FELIPE ALVARADO
MARIO ALVARADO-OROZCO
ELEAZAR ALVAREZ
GUSTAVO ALVAREZ
CARLOS ALVAREZ-VELAZQUEZ
ARNOLDO AMAYA
MICHAEL AMBURGEY
CYNTHIA AMENT
JEHAD AMIREH
EMILO ANDALON
FERNANDO ANDALON
LETICIA ANDALON
CHARLES ANDERSON, JR.
KENYA ANJORIN
ALFREDO ANTONIO
JAVIER ARANDA
GARY ARNOLD
NORMAN ASBJORNSON
SCOTT ASBJORNSON
GARY ASHMORE
DWIGHT AUSTIN
IVAN AVALOS
JOSEPH AVILA
JUAN AYALA
MIGUEL AYALA
KELLY BABINEAU
NORA BACKUS
JASWINDER BADESHA
TIMOTHY BAEHLER
WILLIAM BAGLEY
JAHANGIA BAHRAMI
LAMARCUS BAILEY
NOEL BAILEY
MATTHEW BAKER
KOHULAN BALASUBRAMANIAM
STEPHEN BALLARD
LUIS BANUELOS
CAROLYN BARBER
RAY BARBER
CANDY BARBOSA
JUSTIN BARLETT
KIONTE BARNES
DARREL BARNETT
DAVID BARNETT
HENRY BARRIOS
ELIA BARRON
ESTHER BARRON
MANUEL BARTHOLIC
ANDREW BASS
MICHAEL BASS
ANGELA BASTIDOS
JUSTIN BATEMAN
RICARDO BATISTA
ELLIOTT BAYHYLLE
JASON BAZAN
BESSIE BEASLEY
ELBERT BEASLEY
ROBERT BEAUCHAMP
DAMARCO BECK
SHANNON BECK
MARK BEHN
TORREY BELCHER
ANDRES BENITEZ
GUZMAN BENITEZ
MARIA BENITEZ
OFELIA BENITEZ
ERIC BENNETT
BONNIE BENSON
JERRY BENSON
VICKIE BERRY
HUGO BERUMEN
SERGIO BESERRA
ALLEN BEVIS
BRANDON BILL
BILL BINNIE
THOMAS BIRD
JAMES BIRRELL
JAMES BLACK
JASON BLACK
KEVIN BLACKBOROW
BENJAMIN BLACKWELL
MARIA BLANCO
MANUEL BLANQUET
DAVID BLEVINS
JIMMY BLEVINS
JUSTIN BLEVINS
GENE BOESE
EDGAR BOJ
TERRY BOLER
JAMES BOND
ELI BOTELLO
ROSENDO BOTELLO
DEMETRIUS BOYD
JOHN BOYD
BRET BRADFORD
BRIAN BRADFORD
MYOSHIA BRADLEY
FRED BRAGA
CHRISTOPHER BRANTLEY
GLEN BRAUER, JR.
RAYNOR BRENTON
MITCHELL BROOKS
DAVID BROWN
DEWAYNE BROWN
JOSHUA BROWN
PAUL BROWN
RONALD BROWN
JAMES BRUCE
PHILLIP BRUCE
MACEO BRUMLEY
RICHARD BRUNET
NANCY BRYAN
CHRISTOPHER BRYANT
WILLIAM BRYANT
SEAN BRYE
BANG BUI
BICH BUI
OSMAN BULSHO
ROBERT BURCH
MICHAEL BURGESS
ESPERANZA BURNETT
MONICA BURNS
CHARLES BURRIS
SHANNON BURTCH
DOUGLAS BURTRUM
TINA BUSH
JOE BUSH
JOSE BUSTOS-VERGARA
JOHN BUTLER
TYRONE BUTLER
BRUCE BUTLER
FRANCISCO CABRERA
DORA CADENA
DANIEL CAEZ
MARTHA CALDERAS-MOSQUEDA
MARGARITO CALDERON
WILLIAM CALDWELL
LUKE CALVERT
LAZARO CAMA
JOSE CAMAS-PADILLA
MARCO CAMILLO-LOZANO
NATHAN CAMPBELL
DAVID CAMPBELL
ARTHUR CANDLER
ARTHUR CANDLER, III
ADAM CAPRI
REFUGIO CARACHURE
JORGE CARCAMO
FAUSTINO CARDENAS
FERNANDO CARDENAS
MARIA CARDENAS
MARIA G. CARDENAS
ANTHONY CARMONA
CARL CARPENTER
MACEDONIO CARRILLO-RUIZ
ALEJANDRO CARTAGENA
JAMES CARTER
KAREN CARTER
RAY CARTER
LEON CARTWRIGHT
JACOB CASON
JOSE CASTANEDA-PAREJA
JOSE CASTRO M
ELVIS CERDA
MARIA CERDA
ADAM CHAFE
MARK CHALMERS
TRACY CHAMBLISS
PATRICK CHAPMAN
SERGIO CHARLES
JOSH CHATTILLON
JEANNIE CHAU
ADALBERTO CHAVEZ
FRANCISCO CHAVEZ
GREGORY CHAVEZ
DALE CHERRY
DANIEL CHERRY
KRISTEN CHEVALLIER
ADAN CHICAS
JUAN CHIQUILLO
WILLIAM CHRISTOPHER
GEORGE CLARK
MORRIS CLARK
PETER CLARK
JOHN CLARK
FLOYD CLEGHORN
WILLIAM CLEVELAND
STEVEN COATNEY
VERNETT COBB
KENNETH COCHRAN
JACQUELINE COFFEY
KUMSAI COLE
MICKEY COLE
LATOYA COLEMAN
BARBARA COLEMAN
RONALD COLLINS
JERRY COMLEY
KATHLEEN COMPTON
DALE CONKWRIGHT
JOSEPH CONLEY
DONALDO CONTRERAS
MARK COOK
ROBERT COOK
WILLIAM COOK
MICHAEL COOLIDGE
DONNA COONFIELD
JAMES COOPER
ELAINE CORKHILL
ALBERTO CORONA
BLANCA CORONA
HERON CORONA
IGNACIO CORONA
ROBERTO CORONA
EDUARDO CORTEZ
ROSA CORTEZ
SHANA COUGHRAN
BILLY COX
CHRISTINE COX
JERRY COX
JOHN COX
JOSEPH COX
PATRICK COX
ADRIAN CRABTREE
RICHARD CRAITE
STEVEN CRASE
KERMIT CRAWFORD
EVERETT CRAWFORD
MIKEL CREWS
CLARK CROSBY, JR.
DARRELL CROW
CAROLYN CRUTCHFIELD
VICTORY CULLOM II
ROBERT CUMMINGS
JAMES CURLEY
GENE CURTIS
KELLY CUTTING
BOGDAN CZEMIAWSKI
NICK DABIJA
CHANH DANG
LIEN DANG
GWENDOLYN DANIELS
JOHN DANIELS
ALEKSEY DANIL'CHENKO
ANDY DANSBY
LORETTA DARLING
CATARINO DAVILA
GERRY DAVIS
JERRY DAVIS
RICHARD DAVIS
WILLIAM DAVIS
ANGELA DAVIS
CAROLYN DAVIS
JOHNNY DAVIS
OTILIA DE JONES
FELIPE DE LA TORRE
ANDRES DE LEON, JR.
GWENDOLYN DECKARD
TROY DEERINWATER
BOBBY DEGRAFFENREID
AMBER DELANCY
ISMAEL DELAPAZ
EVA DELATORRE
ALVARO DELEON
ALVARO DELEON MEDOZA
LUIS DELGADO
JUANA DELOBO
RODRIGO DELUNA
RAQUEL DELUNA
JATINDER DEOL
SURJIT DEOL
EUFEMIO DEPAZ
VICENTE DEPAZ-MEDINA
AUDENCIA DEVILLA
CHARLES DEWEESE
CARL DIKA
HOMER DODD
RICKEY DODSON
WILBER DOMINGUEZ
MARTIN DOMINGUEZ
SEAN DONALD
RODNEY DORSEY
MATTHEW DOSS
HAROLD DOUGLAS
ERIC DOWNING
WAYNE DOYLE
EMIL DRAGNEV
CLAUDIA DUARTE
CATHRYN DUBBS
JERROLD DUBBS
BRIAN DUCKETT
CRAIG DUKE
LINDA DUNEC
BUDDY DUNN
ISAAC DUNPHY
JASON DUNPHY
VICTOR DURAN
RALPH DURBIN
RANDY DWIGGINS
JERRY EARLEY, JR.
WENDELL EASLEY
OWEN ECHO HAWK
GARY EDWARDS
RICKEY EDWARDS
MICHAEL EGAN
WILLIAM EKLUND
BETTY ELI
EARL ELLIOTT
HARVEY ELLIS
TINISHA ENGLISH
STEPHEN ENSMINGER



ALEJO ESCALERA
ALEJO ESCALERA
JOSE ESCOBEDO
JOSE ESPINOSA
EARL ESTEP
JESUS ESTRADA-GONZALEZ
STEPHEN ETTER
GILDA ETUMUDOR
BARRON EUBANKS
GREGORY EUBANKS
ARNOLD EUDY
OTIS EVANS
SHAWN FAIRLEY
JORGE FELICIANO
JOSE FELICIANO
JOSE FELIX-GALVAN
ROBERT FERGUS
ELIZABETH FERGUSON
DAVID FERNANDEZ
FABIOLA FERNANDEZ
RICARDO FERNANDEZ
PEDRO FERNANDEZ
NICK FERRARO
MARIA FERRER
GERALD FIELDS
FRANCISCO FIERRO
ANDREW FINCH
STERLYN FINCH
BRUCE FISHER
LACRETIA FISHER
TIFFANY FITZPATRICK
ANTHONY FIZER
WAYNE FLASKA
TERRA FLETCHER
COPOTENIA FLETCHER, JR
BERTHA FLORES
EFIGENIA FLORES
JOSE FLORES
ZENAYDA FLORES
CAROLINA FLORES
JUANA FLORES
LAURA FLORES
CECILE FLOYD
RUBY FLOYD
VICKY FLOYD
RUDY FOGLE
KENNETH FONTENOT
SHARON FONTENOT
SHEILA FORREST
CHRISTOPHER FOSTER
FREDERICK FOSTER
WILFRED FOURNIER
JOSEPH FOWLER
LORETTA FOWLKES
KENNETH FOYIL
JUAN FRANCO
PHILLIP FRANK
WARREN FRANKLIN
REVONDA FRANKS
KIMBERLY FRAZIER
GARY FREDERIKSEN JR
OLGA FRENCH
ELBERT FULLER
RONY GADIWALLA
RICKY GAFFNEY II
RANULFO GALICIA
BRENDA GALINDO
YOLANDA GALVAN

ANGEL GARCIA
MAXIMO GARCIA
NICKLAUS GARCIA
WILSON GARCIA
ALEJANDRO GARCIA
J. GARCIA-GONZALEZ
MIGUEL GARCIA-SUAREZ
JOHNNY GARDNER, JR.
NORMA GARIBAY
CARLOS GARZA
RALPH GASAWAY
MIKE GATELEY
MATT GAUNTLETTI
STEVE GEARY
JAMES GEORGE
DEANGELO GIBBS
AMRIK GILL
JORAWAR GILL
SATINDER GILL
DERRICK GILLIS
JASON GILMORE
GREG GLAZIER
BRAD GOBER
EMMETT GOINS
ALPHONSO GOLDEN
HENRY GOLDSTON
LARRY GOLETTO
HECTOR GOMEZ
JORGE GOMEZ
MOISES GOMEZ
FAUSTINO GOMEZ
HUMBERTO GOMEZ
MARIA GOMEZ
JESUS GOMEZ, II
JUAN GOMEZ-OLMOS
CHRISTOPHER GONZALES
ADRIAN GONZALEZ
ELIO GONZALEZ
JOHN GONZALEZ
MARIA GONZALEZ
MARIA G. GONZALEZ
MARISELA GONZALEZ
MARTIN GONZALEZ
NICHOLAS GONZALEZ
MANUEL GONZALEZ
VICTOR GONZALEZ
REYNALDO GONZALEZ-RODRIQUEZ
TOMMIE GOODIN
BARRY GOODSON
PERRY GORDON
ADRIAN GORE
ERNESTO GRANADOS
BUENAS GRANADOS
ZAINAB GRAVES
DERRICK GREEN
DAPHINE GREEN
JESSE GREEN, JR.
KELLI GREER
JAMES GREGG
ARACELI GRIEGO
KENNETH GRIFFITH
RONALD GRIMES
DANIEL GROFF
ALVIN GUAJARDO
JOSH GUITAR
AURELIO GURRUSQUIETA
REMIA GUTHERY

MANUEL GUTIERREZ
ERBEY GUTIERREZ
ISAAC GUTIERREZ
RAQUEL GUTIERREZ
NANCY HACKNEY
TERRY HAIR
EDMUND HALE, SR.
JACK HALL
KELLY HALL
STEPHEN HALL
ROBERT HALTON
SCOTT HAMILTON
OTIS HAMILTON
JEFFREY HAMMER
SAM HAMMOUD
RODERICK HARBIN
DONALD HARDEN
CARMEKA HARDING
HYLAND HARGER
MARQUIS HARLIN
KENNY HARRIS
STACEY HARRIS
HEATHER HASKINS
DONALD HATLEY
JOHN HAWLEY, JR.
WILLIE HAYES
JOE HAYS
RICKEY HAZLETT
THEODORE HEATH
TIM HEFFLIN
DANIEL HENDERSON
DEMETRIUS HENDERSON
MIKE HENSLEY
ARMANDO HERNANDEZ
BENJAMIN HERNANDEZ
CORCINA HERNANDEZ
EDUARDO HERNANDEZ
JOSE HERNANDEZ
LUIS HERNANDEZ
MARIA HERNANDEZ
MAYTE HERNANDEZ
FRANCISCO HERNANDEZ
FRANCISCO O. HERNANDEZ
MARIANO HERNANDEZ
FRANCISCO HERRA, JR.
MARCOS HERRERA
DONALD HICKMAN
CLINTON HICKS
TAKEO HIGA
BRENDA HIGGINS
DEWAYNE HIGHTOWER
PAUL HILL
RONALD HILL
JULIAN HILL JR
BRAD HINDMAN
JUAN HINOJOSA
TYSON HINTHER
CLYDE HITCHYE
ROBERT HITCHYE
SANDRA HOFFMAN
JAMES HOLLINGSWORTH
LORETTA HOLLINS
DONNA HOLLOWAY
MICAH HOLT
LAWRENCE HONEL
LOUIS HOOVER
STEPHEN HOOVER
SAMANTHA HOPKINS

CHRISTOPHER HORAK
TERRI HORN
WILBURN HORNER, JR.
DANIEL HORRELL
JOSHUA HORST
STANLEY HORTON
JERRY HOUSTON
LARRY HOWARD
DAVID HOWARD
CLARENCE HUBBELL
LYDIA HUDSON
LARRY HUFFMAN
BILLY HUGHART
JIMMY HUGHES
ROBB HULLER
BRADLEY HUNT
BRENDA HURTADO
GARY HUTCHINS
GARY HUTCHINSON
SAMUEL INGRAM
ANTHONY INKTON
FIRDOUS IRANI
TIM IRWIN
MELHAM JABR
DONALD JACKSON
JEFF JACKSON
BELINDA JACKSON
GEORGE JACKSON
MAURICE JACKSON
MELIKA JACKSON
MAVIS JACKSON, JR.
DANNY JACOT
TIMOTHY JAHR
JOSE JAMAICA
MCKINLEY JAMES
STEVEN JAMES
TAKETHA JAMES
PHILIP JENKINS
JUSTINE JENKINS
JASON JEWELL
SANGARAPILLAI JEYAKUMARAN
GENELLE JIMBOY
ALEJANDRO JIMENEZ
ANA JIMENEZ
J. ROSARIO JIMENEZ
JAVIER JIMENEZ
JOSE JIMENEZ
RAMIRO JIMENEZ
RAUL JIMENEZ
VINCENT JIMENEZ
FREDERICK JIMMERSON
KAREN JOBE
VICTOR JOHN
BRIEN JOHNSON
ED JOHNSON
JASON JOHNSON
JUSTIN JOHNSON
LEROY JOHNSON
REX JOHNSON
RICHARD JOHNSON
TERRY JOHNSON
KIMBERLY JOHNSON
THURLIN JOHNSON, II
PETE JOHNSON, JR.
DANNY JONES
DEBORAH JONES
KELLI JONES
SANDRA JONES

ANGEL JONES
ROSE JONES
JAMES JONES, JR.
BRANDON JORDON
JAIME JUAREZ
CESAR JUAREZ
FERNANDO JUAREZ
JOSHUA KAISER
BRIAN KASTL
RICHARD KEATON
STEVEN KEELING
ANTONYO KELLER
AARON KELLY
OMAR KELLY
GREGG KENNEDY
TRENT KEPLINGER
ABDUL KHAN
EBRAHIM KHIDIR
KIRK KHILLINGS
RENA KIGHT
ALAN KILGORE
BOBBY KILGORE
THANG KIM
GEORGE KINDLE
KENOSHA KINDLE
LORI KING
RUSSELL KING
STEPHEN KINSEY
ALEKSANDR KIRYUKHIN
DAVID KNEBEL
ROBERT KNUTH
JOHN KOERBER
ANATOLI KONOVALCHUK
JAMES KOSS
DANIEL KRAFT
KRISTIN KRAFT
MIKHAIL KRUPENYA
EDWARD KSIAZEK
KARL KUENEMANN
RICKY KUYKENDALL
JUSTIN LACEY
PHILLIP LAFOND
JEANETTE LAIRD
RENATO LALATA
LEE LAMB
COLE LAMBERT
DEBORAH LANE
DONALD LANEY
MANUEL LARA
JEFFREY LAWSON
RONALD LAWSON
RICKY LAWSON
DAVID LAYSON
QUENTIN LEE
RHONDA LEE
MATTHEW LEEPER
JOSE LEJONA
PATRICIA LENNOX
ALBERTO LEON
HUGO LERMA
RONALD LESTER
KEVIN LEWIS
JOHNNY LEWIS, JR.
GILBERTO LEYVA
HONG LIN
PING LIN
JERRY LINCOLN
WILLIAM LINDSAY

Thanks to our employees



JAMES LINWOOD
ELIZABETH LISCANO
ANTHONY LITTLE
JARED LITTLEJOHN
JIAN LIU
STEVEN LO
JOEL LOCKMILLER
FRANKLIN LOGAN, JR.
MICHAEL LOLLIS
ANA LOPEZ
DAVID LOPEZ
GABINO LOPEZ
JORGE LOPEZ
MARGARITO LOPEZ
MARIO LOPEZ
THOMAS LOPEZ
CRISSTIAN LOPEZ
RUFINO LOPEZ, JR.
TOMMIE LOVE
VINCENT LOWE
PAUL LOWERY
DIANA LOZOYA
JARRAD LUDLOW
QUANNAH LUDLOW
ANDREA LUECK
KENNETH LUFKIN, JR.
KENNETH LUIS
MARIANA LUNA
JESSE LUPER
WILLIE LYNCH
ADAN MACARIO
BRIAN MACDOUGALL
GREGORY MACK
MICHAEL MACK
DON MADEWELL
ALEJANDRO MAGANA
ARTURO MAGANA
MONICA MAGANA
OCTAVIO MAGANA
SYED MAHMOOD
ZAHID MAHMOOD
JUSTIN MAINUS
CARLOS MALONE
BARBARA MALONE
ERIC MANN
KENNETH MANN
ARTHUR MANNING
CHRISTOPHER MANSON
VICTOR MAPPS
WILLIAM MARKWARDT
ANA MARROQUIN
JOSE MARRUFO
ECO MARSHALL
DARRELD MARTIN
DELL MARTIN
THOMAS MARTIN
ADRIAN MARTINEZ
ALFREDO MARTINEZ
JOSE MARTINEZ
JUAN MARTINEZ
KAREN MARTINEZ
RAMIRO MARTINEZ
ROBERTO MARTINEZ
FRANCISCO MARTINEZ
JAVIER MARTINEZ
JOSE MARTINEZ
JUAN MARTINEZ
EDWARD MARTINEZ-GONZALEZ

SOL MARTINEZ-LOPEZ
JUAN MARTINEZ-RUIZ
JAMES MASON
JERRY MASON
BEVERLEY MASON
BILLY MASSEY
IAN MATHESON
ARTURO MATUL
EVERADO MATUL
RON MAUCH
KEVIN MAXWELL
LEONARD MAXWELL
VLADO MAZILICA
COURTNEY McAFEE
NATHANIEL MCALEXANDER
DEBORAH McATEER
TINA McBEATH
ROBERT McBOWMAN
CHRISTOPHER McCLAIN
DIRK McCLELLAN
MICHAEL McCLELLAND
DORIS McCLOUD
JOSEPH McCOLLOCH
ROY McCONNELL
DEBRA McCOWAN
WESLEY McCOWAN, JR.
SHAWN McCRARY
ROBERT McCULLEY
KATHY McCULLOCH
FLORENCE McDANIEL
LOYD McDANIEL
MARCUS McDANIEL
JAMES McELROY
DEBORAH McFARLIN
JOSEPH McGHEE
ANTONIO McGILBRA
REBECCA McGUIRE
DOMINGO McKNIGHT
JOSHUA McLAIN
GEORGIE McNAC
GINA MEANS
DAVID MEJIA
JAMES MELDA
MANUEL MELENDEZ-HERNANDEZ
SEAN MELILLO
HERNAN MEMBRILA
KEVIN MENDENHALL
IRMA MERCADO
AUBREY METCALF, JR.
KITTY MEYER
DALE MICHELSON
MOMCILO MIJAKOVAC
RONALD MIKEL
RUSSELL MILE
RANULFA MILIAN
CHRIS MILLER
MICHAEL MILTON
BRIAN MINGLE
BRUCE MINTON
CHRISTOPHER MITCHELL
DOUGLAS MITCHELL
RUSSELL MITCHELL
ANTHONY MITCHELL
JAY MODISETTE
RONALD MODLIN
IRMA MOGUEL
HESHMATOLLAH MOHAMMADALIZADEH
MOHAMMAD MOHAMMADI

BRAULIO MOISES-LEE
JOSE MOLINA
MARTHA MOLINA
STEVEN MOLSTER
JOSHUA MOLT
LUKE MOMODU
ABUEDE MOMODU, JR.
JOSE MONREAL
GERMAN MONTANO, JR.
MARCEL MONTGOMERY
JULIO MONTOYA-SERNA
JAMES MOORE
MARC MOORE
MARIA MOORE
MICHAEL MOORE
TONY MOORE
TROY MOORE
CARLOS MORAN
RON MOREHEAD
TONY MOREHEAD
DAVID MORELAND
EVAN MORGAN
MATTHEW MORGAN
ANTHONY MORGAN
DAVID MORGERSON
MARCUS MORROW
MOHAMMAD MORTEZAEI
KURT MORTON
CLAYTON MOTE
DARRELL MOTE
OMAR MOYA
ERIC MULLINIKS
EMMANUEL MUNOZ
JESUS MUNOZ
EDUARDO MURILLO
JOHNNY MUSGRAVE
RAGULENDRAN MUTHURAJAH
DAVID MYERS
APRIL NAIL
ASAD NAKHAEI
VINCENT NASH
ATTAR NASHWAN
MARIA NAVA
MARTIN NAVA
MAHENDRAN NAVARATNAM
YOUNUS NAZMI
COSMAS NDLOVU
CLAYTON NEAL
SAMUEL NEALE
JOSE NEGRON
NATALIE NEILSON
NATHANIEL NELSON
RONALD NELSON
PEDRO NEVAREZ
KARMEN NEWMAN
DUNG NGUYEN
THANH NGUYEN
THO NGUYEN
TIEN NGUYEN
TUAN NGUYEN
NITA NICHOLS
KAREN NILES-BLAYER
STEVEN NOBLE
HANK NOESKE
JERRY NOLAN
ABDOLHOSSEIN NOORI
WILLIE NORFLEET
LAMAR NORMAN

MATTHEW NORRIS
STEVEN NORRIS
DEBRA NOTHNAGEL
ALEXANDER OFOSU
JOHN OGLE
LEE OLIVER, JR.
ANTHONY OLIVERAS
EVELIO OLIVERAS-RIVERA
ERIC OLSON
JOSE OLVERA
SCOTT O'NEILL
JAMES O'NEILL, JR.
JAMES O'NEILL, SR.
MIGUEL OQUENDO
GERRIN ORANGE
JUVENTINO ORNELAS, JR.
LETICIA ORONA
JOAQUIN OROPEZA
ADAN ORTIZ
HOMERO ORTIZ
ROSA ORTIZ
HERIBERTO ORTIZ-GONZALEZ
AXEL ORTIZ-PACHECO
JERRY ORTWEIN
DANIEL OSBERN
DAVID OSBORNE
ERNESTO PACHECO
GUILLERMO PACHECO
LUIS PACHECO
EDMUNDO PAIZ
TARAS PANCHYSHYN
J PANIAGUA
FRANK PAOLO
GERALD PARKS, JR.
SAUL PARRA
LUCAS PARRISH
JAMES PARRO
MARCUS PARTEE
OSCAR PARTNER
DILIP PATEL
CORRY PATTERSON
JEFFERY PATTY
VADEN PAULSEN
JOSE PAZ
TRAVIS PEARSON
KIMBERLY PEEKS
ENRIQUE PENA
JOSE PENA
CHRIS PENCZAK
VLADIMIR PENIAZ
SERGIO PERALTA
CESAR PEREZ
JOE PEREZ
JOSE PEREZ
JUANA PEREZ
MARIA PEREZ
SERGIO PEREZ
OLVIN PEREZ-SANTANA
JOSEPH PERKINS
LADRUE PETERS
EARNEST PETTY
DANIEL PEURIFOY
RANDY PHELPS
LOUIS PHILLIPS
JEFF PICKERING
REBECCA PIERCE
JOSE PINEDA
KOSTA PIRUZESKI

CLIFFORD PITCHFORD
PHILLIP PITTMAN
KEVIN PITTSER
CARL PLYLEY
BASANT POKHREL
RENU POKHREL
MICHAEL POLK
OSCAR POUND
RUDY POWELL
PHILLIP POWELL
GREG POWERS
JEFFERY POWERS
JOSE PRADO
TONY PRATT
PATRICIA PRITCHETT
FRANKIE PRIVITT
ALMA PUGA
MARK PUGLIESE
DAVID QUANG
VAN GIOAN QUANG
WILLIAM QUILLMAN
JESUS QUINONES
LUIS QUINONES
JOHN QUINTON
NIMALAKIRTHI RAJASINGHE
FRANCISCO RAMIREZ
JOSE RAMIREZ
PEDRO RAMIREZ
JOSE RAMON
MOISES RAMOS
ANTHONY RANSOM
TOMMY RASNIC
ROBERT RATLIFF
TERRY RATZLOFF
ROBERT RAYNO
SANDRA READER
DIEGO REBOLLAR
FLOR REBOLLAR
PEGGY REDDEN
ANTHONY REED
FREEMAN REED, JR.
LYNN REED
JAMES REED
MARGARET REEVES
HEATHER REINERT
EVERETT REITZ
DAVID RENEAU
RODOLFO RENTERIA
SVYATOSLAV RESHETOV
FRANCISCO REYES
THOMAS REYNOLDS
DAVID RIBBE
DAVID RICHARDS
SEAN RICHARDSON
SYLVESTER RICHARDSON
WILLIAM RICHARDSON
ANGELA RIDEOUT
DELMECIO RISER
STEPHEN RISER
FRANKLIN RISNER
JAMES RITCHIE
LEONEL RIVAS
JESUS RIVAS
FRANCISCO RIVERA
GORDON ROBERSON
LAURA ROBERSON
PHILLIP ROBERTSON, JR.
BENTON ROBINSON

      

JAMES ROBINSON
MICHAEL ROBINSON
JEFF ROBISON
MARIA ROBLES
KENYAN RODGERS
VOLODYMYR RODOVNSKY
RONALD RODRIGUE
JOSE RODRIGUERZ-LUGO
DIANA RODRIGUEZ
DAVID RODRIGUEZ
GILBERTO RODRIGUEZ
HECTOR RODRIGUEZ
JOEL RODRIGUEZ
JOSE RODRIGUEZ
MARIA RODRIGUEZ
RODRIGO RODRIGUEZ
SANDRA RODRIGUEZ
JOSE RODRIGUEZ-CINTION
DON ROGERS
GONZALO ROJAS
JUAN ROJAS
LIDIA ROJAS
NELSON ROJAS
BRIAN ROLAND
TERRY ROLAND
VIOLA ROLLINS
TERRY ROMBACH
ROBERT ROMO
RAMON ROSALES
BOBBY ROSS
VIATHISLAV ROUDNITSKI
TREVOR ROY
DMITRI RUDNITSKI
ARKADI RUDNIZKY
ROGELIO RUEDA
CESAR RUELAS
RONALD RUENGERT
RICARDO RUIZ
JOSE RUIZ ARAMBULO
AVA RUSSELL
DEREK RUSSELL
DERRICK RUSSELL
DERRICK RUTH
CYNTHIA SABETTI
NICK SABETTI
ZIAD SADEEK
DARRIN SAGE
NARINDER SAHOTA
JOSEFINA SALDANA
J SALDIVAR
JOSE SALDIVAR
MARIA SALDIVAR
MIGUEL SALDIVAR
VICTOR SALDIVAR
DERRICK SALES
ISAGANI SAN AGUSTIN
BETTY SANCHEZ
EDWIN SANCHEZ
ESTEVAN SANCHEZ
EVA SANCHEZ
FRANCISCA SANCHEZ
RAUL SANCHEZ
SERAFIN SANCHEZ
ELISPO SANCHEZ, JR.
IVELISSE SANCHEZ-RIVERA
ALICIA SANDERS
BRETT SANDERS
TANISHA SANDERS

HARNEK SANDHU
MICHAEL SANDOR, JR.
SILVESTRE SANTANDER
HECTOR SANTIAGO
MIGUEL SANTIAGO
WENCESLAO SANTIAGO
PEDRO SANTILLAN
DAVID SAPICO
DAVID SARANT
PEDRO SAUCEDO-AGUIRRE
ERICK SAWYER
NORMA SCENIOUR
WILLIAM SCHAROSCH
ROBERT SCHOOLEY
RUSSELL SCHOONOVER
DWAYNE SCHWARTZ
KENNETH SCOTT
ROSMOND SCOTT
VIVIAN SCROGGINS
KENNETH SEARCY
ANDREW SEREDA
ANDREW SERISIS
EFRAIN SERRANO
HUGHGO SEWELL
CARROL SHACKELFORD
MUHAMMAD SHAHZAD
ALEXSANDR SHAPOVALOV
ARVINDER SHARMA
VANESSA SHARP
FRANKIE SHARPE
GREGORY SHAW
STEVEN SHAW
THOMAS SHAW
KATHY SHEFFIELD
STEPHANIE SHELL
GILBERT SHELTON
JOEL SHELTON
KATHLEEN SHEPARD
JACKIE SHEPHARD
DARRELL SHEPHERD
BARBARA SHIPMAN
CONSUELA SHORE
ASLAM SIDDIQUI
NELSON SIERRA
VIENCHA SIMMALAVONG
LAWRENCE SIMMONS, JR.
ANDRE SIMON
PATRICK SIMPSON
KULWINDER SINGH
MYRON SINGLETON
RONALD SISNEROS
MICHAEL SKINNER
RYAN SLATON
ANDRE SLESICKI
JOHN SLINKER
LARRY SLONE
BRETT SMITH
MARCELL SMITH
NINA SMITH
RENALDO SMITH
RICARDO SMITH
RYAN SMITH
SWEETIE SMITH
MORICE SMITH, JR.
MICHAEL SMOLINIEC
MIKE SNOBLE
JULIO SOBERANIS
MALCOLM SOLES

FERNANDO SOLIS
IMELDA SOLIS
NEMISIA SOLIS
KHAMPHORDY SOUPHOMMANYCHANH
KEVIN SOUVANNASING
BRAD SOWELL
ANDREW SPADAFORA
ELDA SPEARS
SUSAN SPENCER
MICHAEL SPORTEL
BONNIE STANDRIDGE
LAWANA STANE
SONDRA STANSELL
LARRY STANTON
MICHAEL STAPLETON
MICKEAL STEVENSON
CEDRIC STEWART
JOHN STINSON
BRENT STOCKTON
RUSSELL STONER
DEBRA STRASBOURG
MICHAEL STRAUB
DANIEL STRELOW
BILLY STRENGTH
DELMER SWARER
GARY SWARER
IVAN SWEENEY
W SYED
ERIC SYPERT
JAMES TABER
PEDRO TALAVERA
JESUS TAPIA
JOE TART
TENNA TATUM
CHARLES TAYLOR
JEFF TAYLOR
ANDREA TEAKELL
KEVIN TEAKELL
ROBERT TEIS
RICARDO TEJEDA
CLIFFORD TERRELL
JOSEPH THOMAS
LEE THOMAS
MARLOW THOMAS
CHARLES THOMASON
TERRY THOMPSON
JOEL TIBBETS
SOVANIDD TIEM
DAVID TITSWORTH
ROBERT TITSWORTH, JR.
WILLIAM TOBAR
LAMARCUS TODD
CHRISTOPHER TOLES
GERARDO TORRES
RAQUEL TORRES
REINALDO TORRES
CREMERIS TOWNS
STOJAN TRAJCESKI
ALEX TRAN
DANH TRAN
HA TRAN
HAI TRAN
PETER TRAN
QUAN TRAN
UT TRAN
LINDA TREADWELL
ERIC TREIBER
CHARLES TREMBLAY

MARTIN TREVINO-SALDANA
SERGIO TREVIZO GAMEZ
HA TRINH
MICHAEL TROTTER
ROSA TRUJILLO
JOSEPH TUBBS
STEVE TULLOCH
PAUL TURBE
BRIAN TURGEAU
PHYLLIS TYISKA
JAMES TYO
JESUS TZUL
PERNELL UNDERWOOD
NOE URQUISA
MARIA URQUIZA
YADIRA URQUIZA
SERGIO URRUTIA
ANTHONY UTLEY
MARLE VALMORIA
DANG VANG
SHANNON VANN
JOHN VANNESS
JOSE VARGGAS-CISNEROS
HECTOR VASQUEZ
SHERRY VAUGHT
JOSE VAZQUEZ
ROGELIO VAZQUEZ
VICTOR VEGA
ANTONIO VELASCO
JORGE VELASCO
ROMAN VELASQUEZ
ARMANDO VELAZQUEZ
JAMES VELDE
ANGEL VENEGAS
RUDY VENEGAS
SALOME VERA
RENE VERASTEGUI
LAURA VERGARA
JAMES VERHAMME
JUAN VIDALES
SEGUNDO VIGIL
EFRAIN VILLA
JAVIER VILLARREAL
LENNY VILLARREAL-ENRIQUEZ
MARCO VILLARREAL-ENRIQUEZ
CUONG VO
SUONG VO
TONG VO
DANY VONGPRANY
LINH VU
DONALD WAITE
STEPHEN WAKEFIELD
DIANA WALKER
JERMAINE WALKER
RODERICK WALKER
THEODORE WALKER
MARK WALKUP
STACEY WALTERS
CHARLES WALTON
YAN WANG
GAYLE WARD
PERRY WARNER
SHAHAB WARSI
BRITTNEY WASHINGTON
DONALD WASHINGTON
SAM WASHINGTON
VIELKA WASHINGTON
JAMES WATLEY, JR.

GERALDINE WATSON
DEMETRIA WEBB
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CLARENCE WELDON
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SUSAN WERNER
CAROLYN WESLEY
SHARON WEST
DEBORAH WHITAKER
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DAVID WHITE
TIMOTHY WHITE
CHRISTOPHER WHITESELL
RANDY WHITTEN
TIMOTHY WHITTEN
STEVEN WHORTON
CLIFFORD WICKHAM
JACKIE WILES
JERRY WILES
RONALD WILKERSON
JAMES WILLEN
DONNA WILLIAMS
MARIO WILLIAMS
ROBERT WILLIAMS
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PAUL WILLS
CHARLES WILSON
DANIEL WILSON
ISAAC WILSON
JAMES WILSON
JEREMIAH WILSON
THOMAS WIND
THOMAS WINGO
WANDA WINKFIELD
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MICAH WISDOM
EDWARD WOFFORD
GREG WOLF
SAM WOOD
MARSHALL WRIGHT
MELVIN WYNNE
JIM WYRICK
LINDA WYRICK
ECTOR YANCEY, JR.
ANTONIO YARBROUGH
PEDRO YBARRA
KATHRYN YOUNG
MARC YOUNG
DINAH YOUNGBLOOD
DWAYNE YOUNGBLOOD
JOSH YOUNGS
TRINIGUA ZACHERY
NIKOLAY ZAGORODNIY
AURORA ZAVALETA
MERCEDES ZAVALETA
JOHN ZENTER
JUAN ZERMENO
VIRGINIA ZERMENO



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